Exhibit 2.4

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and between

HCL EXPENSE MANAGEMENT SERVICES INC.

and

TANGOE, INC.

Dated as of December 21, 2010

LIST OF EXHIBITS

Exhibit A	Bill of Sale

Exhibit B	Assignment and Assumption Agreement

SCHEDULES

Schedule 1(a)	Covered Customers; Prospective Covered Customers

Schedule 1(b)(ii)	Fixed Assets

Schedule 1(c)(ix)	Additional Excluded Assets

Schedule 1(d)(v)	Additional Assumed Liabilities

Schedule 1(e)	Balance Sheet Assumed Liabilities and Excluded Liabilities Illustration

Schedule 3(a)(viii)	Required Consents

Schedule 6(a)(ii)	Purchaser Lender Consents

Schedule 8(f)	Transferred Employees

Schedule 8(f)(ii)(E)	Severance Liability

SELLER DISCLOSURE SCHEDULES

Section 4(a)(ii)	Organization and Authority; No Conflicts

Section 4(b)	Seller Financial Statements

Section 4(d)	Intellectual Property

Section 4(e)	Contracts

Section 4(f)	Actions and Proceedings

Section 4(n)	Top Customers and Vendors

Section 4(q)	Accounts Payable

Section 4(s)	Leases

Section 4(v)	Debt

Section 4(x)	Insurance

Section 5(c)	Ordinary Conduct

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of December 21, 2010, is by and between HCL EXPENSE MANAGEMENT SERVICES INC., a New Jersey corporation (“Seller”), and TANGOE, INC., a Delaware corporation (“Purchaser”).  Purchaser and Seller are sometimes referred to in this Agreement individually as a “Party” and collectively as the “Parties.”  Certain other capitalized terms used in this Agreement are defined in Section 12 hereof.

W I T N E S S E T H:

WHEREAS, Seller is engaged in the business of telecom expense management, invoice processing and mobility management (the “Business”);

WHEREAS, Seller desires to sell to Purchaser substantially all of the assets of the Business, and Purchaser desires to purchase such assets and to assume certain liabilities and obligations of the Business, on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.               Purchase and Sale of Transferred Assets; Assumption of Liabilities.

(a)          Purchase and Sale of Transferred Assets; Purchase Price.  On the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, transfer and assign to Purchaser, or cause to be sold, conveyed, transferred and assigned to Purchaser, and Purchaser shall purchase from Seller the Transferred Assets (as defined in Section 1(b) below) for an aggregate amount equal to the following purchase price (together with the assumption of liabilities hereunder, the “Purchase Price”):

(i)                                     Three Million Dollars (US$3,000,000) (the “Closing Cash Purchase Price”), to be paid by wire transfer in immediately available funds by Purchaser to Seller at the Closing (as defined in Section 2(a) below), to such bank account as shall be specified by Seller to Purchaser in writing at least two Business Days prior to the Closing Date (as defined in Section 2(a) below);

(ii)                                  An additional amount of cash equal to the Earnout Amount for Earnout Year 1 (“Year One Revenue Payment”); and

(iii)                               An additional amount of cash equal to the Earnout Amount for Earnout Year 2 (“Year Two Revenue Payment”).

(b)         Transferred Assets.  For purposes of this Agreement, “Transferred Assets” shall mean all right, title and interest of Seller in all assets of every kind and nature, whether tangible or intangible and wherever located, relating (except as otherwise expressly provided in this Section 1(b)) to the Business as of the Closing (but, for the avoidance of doubt, excluding all Excluded Assets).  The Transferred Assets shall include, but are not limited to, the following (but, for the avoidance of doubt, shall exclude all Excluded Assets):

(i)                                     all accounts receivable (net of customer deductions) of the Business as of the Closing (other than related-party receivables), whether billed or unbilled;

(ii)                                  all fixed assets identified on Schedule 1(b)(ii);

(iii)                               all prepayments and prepaid expenses relating to the Business as of the Closing;

(iv)                              all Contracts listed on Section 4(e) of Seller Disclosure Schedules other than those noted therein as non-Transferred Contracts (the “Transferred Contracts”);

(v)                                 all leasehold improvements and all equipment, furniture, fixtures and other tangible assets relating to the Business located at the Leased Real Property as of the Closing;

(vi)                              all of Seller’s rights in the Business Intellectual Property;

(vii)                           to the extent transferable, any permits or licenses issued by any governmental agency that are primarily used in the Business;

(viii)                        third-party cash deposits relating to the Transferred Assets as of the Closing, including but not limited to, real property lease security deposits relating to the Transferred Assets; and

(ix)                                the books and records solely to the extent related to the Business (and excluding those described in Section 1(c)(vi) below).

(c)          Excluded Assets.  Notwithstanding anything to the contrary in Section 1(b), the Transferred Assets shall expressly exclude the following (collectively, the “Excluded Assets”):

(i)                                     all cash and cash equivalents (including short-term investments) or similar cash items of Seller or any Affiliate of Seller;  all related-party receivables and employee receivables (including the right to collect any such receivables);

(ii)                                  all short term advances by the group companies related to Seller;

(iii)                               third-party cash deposits relating to the Excluded Assets as of the Closing, including but not limited to, real property lease security deposits relating to the Excluded Assets;

(iv)                              deferred income Tax or other Tax assets or liabilities or claim, right or interest of Seller or any Affiliate of Seller in or to any refund, rebate, abatement or other recovery for Taxes, together with any interest due thereon or penalty rebate arising therefrom, the basis of which arose or accrued prior to the Closing Date;

(v)                                 all claims for and rights to receive Tax refunds and all rights and claims under insurance policies of Seller;

(vi)                              all books, documents, records and files (A) prepared in connection with or relating to the transactions contemplated by this Agreement, (B) the charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualification, taxpayer and other identification numbers, seals, minute books, equityholder and equity transfer records and all other similar records of Seller, (C) confidential personnel records pertaining to any employee of Business who is not transferred to Purchaser, (D) all Tax Returns relating to the Business and any notes, worksheets, files or documents relating thereto, (E) any legal files or other documents that are not related to the Assumed Liabilities (F) all insurance policies of Seller and (G) other books and records that Seller or any Affiliate of Seller is required by law to retain;

(vii)                           any names, marks, trade names, trademarks, service marks, corporate symbols or logos presently used by Seller or any Affiliate of Seller to the extent that they incorporate the name “HCL” or any similar name, mark, symbol or logo based thereon;

(viii)                        any claims, actions, deposits, prepayments, refunds, causes of action, rights of recovery, rights of set off, and rights of recoupment of any kind or nature (including any such item relating to Taxes) related to the Excluded Assets;

(ix)                                the assets listed or described on Schedule 1(c)(ix) hereto;

(x)                                   all of Seller’s rights under or pursuant to this Agreement and the other agreements between Purchaser and Seller contemplated hereby and any rights, claims or causes of action of Seller or an Affiliate of Seller against any third party relating to any Excluded Liabilities, including, but not limited to, rights of Seller and Seller’s Affiliates to any amounts escrowed and recovered from escrow pursuant to indemnification claims or otherwise by Seller or Seller’s Affiliates as relating to any Excluded Assets or Excluded Liabilities; and

(xi)                                any and all claims relating to any of the foregoing described in this Section 1(c).

(d)         Assumed Liabilities.  Purchaser shall, and hereby agrees to, assume on the Closing Date and shall, and hereby agrees to, duly, promptly and faithfully pay, perform and discharge when due, and otherwise comply with, all obligations and liabilities of Seller of whatever kind and nature relating to the Business, whether primary or secondary, direct or indirect, absolute or contingent, known or unknown, whether or not accrued, and whether arising before, on or after the Closing Date (collectively, together with all other liabilities of Seller relating to the Business assumed by Purchaser pursuant to this Agreement or the Schedules hereto but excluding the Excluded Liabilities, the “Assumed Liabilities”).  Without limiting the generality of the foregoing, Purchaser shall assume and pay, perform and discharge, and otherwise comply with, all of the following obligations and liabilities:

(i)                                     all obligations and liabilities of Seller in respect of accounts payable, accrued expenses and other current liabilities relating to the Business as of the Closing, which, for purposes of clarity, shall include, but not be limited to

(A)      all accrued expenses and other current liabilities as of the Closing for salary, wages, bonuses, vacation, sick-pay, commissions, and any other compensation and benefits (including for employment-related Taxes) in respect of or relating to the employees of Seller (whether or not such employees become Transferred Employees) (all of the foregoing being referred to herein collectively as the “Pre-Closing Employee Expenses”);

(B)        all deferred revenue/unaccrued income as of the Closing; and

(C)        all deferred rent as of the Closing.

(ii)                                  all obligations, liabilities and commitments of Seller under the Transferred Contracts;

(iii)                               all obligations, liabilities and commitments in respect of any and all services provided prior to, on or after the Closing Date in connection with the Business, and all obligations and liabilities for warranty and other claims, and all other obligations and liabilities which arise directly or indirectly out of the operation of the Business or use of the Transferred Assets at any time prior to, on or after the Closing Date, exclusive of (i) any claims or litigation relating to any of the foregoing obligations, liabilities and commitments outstanding and previously asserted in writing against Seller and (ii) except as provided in Section 8(a), any obligations, liabilities and commitments arising under contracts that are not assigned to or assumed by Purchaser pursuant to this Agreement;

(iv)                              all obligations, liabilities and commitments of Seller under purchase orders that are outstanding as of the Closing Date other than, except as provided in Section 8(a), any obligations, liabilities and commitments arising under contracts that are not assigned to or assumed by Purchaser pursuant to this Agreement;

(v)                                 all obligations and liabilities listed or described on Schedule 1(d)(v) hereto; and

(vi)                              all other obligations and liabilities relating to the Business or the Transferred Assets (whether the same arise or are incurred or otherwise relate to periods prior to, on or after the Closing Date).

Purchaser’s obligations under this Section 1(d) shall not be subject to offset or reduction by reason of any actual or alleged breach of any representation, warranty or covenant contained in this Agreement or any agreement or document delivered in connection herewith or any right or alleged right to indemnification hereunder.

(e)          Excluded Liabilities.  Notwithstanding anything to the contrary in this Agreement (including Section 1(d) above), Purchaser shall not assume or be liable for any of the following obligations or liabilities of Seller (the “Excluded Liabilities”):

(i)                                     any intercompany payable obligations of Seller to any of Seller’s Affiliates, including without limitation, amounts owing as reimbursement for amounts paid by any Seller Affiliate on behalf of Seller;

(ii)                                  Any fees or expenses incurred by Seller in connection with the transactions contemplated by this Agreement (“Seller’s Expenses”);

(iii)                               Any Debt, payables or other liabilities of Seller to Related Persons;

(iv)                              Any litigation currently pending against Seller or, to the Knowledge of Seller, currently threatened against Seller, including the matters set forth on Section 4(f) of Seller Disclosure Schedules;

(v)                                 Any obligations, liabilities and commitments of Seller under any Contract of Seller that is not assigned to and assumed by Purchaser pursuant to this Agreement;

(vi)                              Any environmental liabilities or obligations of Seller;

(vii)                           All obligations and liabilities of Seller with respect to pre-Closing Taxes relating to the Business;

(viii)                        Any liability of Seller under the Employee Retirement Income Security Act of 1974, as amended from time to time or any Employee Benefit Plan;

(ix)                                Any liability, obligation or commitment constituting or related to any Debt or equity of Seller or with respect to any claims of persons as holders of, or asserting rights related to any Debt, equity or equity-equivalents of Seller or any predecessor entity;

(x)                                   Any obligation, commitment or liability arising from the Excluded Assets.

Notwithstanding anything to the contrary in this subsection (e) and the above subsection (d), items designated as the responsibility of Purchaser on the annotated copy of Reference Date Balance Sheet attached hereto as Schedule 1(e) shall be included in the Assumed Liabilities and items designated as the responsibility of Seller on the annotated copy of the Reference Date Balance Sheet attached hereto as Schedule 1(e) shall be included in the Excluded Liabilities.  To the extent an item designated as the responsibility of Purchaser is not legally transferrable by Seller to Purchaser due to the nature of the obligation, Purchaser shall promptly reimburse Seller for the amount of the liability as soon as practicable, and no later than ten (10) Business Days, after the determination of the amount and notification by Seller to Purchaser of the same.  In addition, with respect to liabilities arising between the Reference Date and the Closing of the same type as those set forth on the annotated copy of Reference Date Balance Sheet attached hereto as Schedule 1(e), the Parties shall use the same methodology and approach to allocate such liabilities between the Parties as was used to prepare the annotated copy of Reference Date Balance Sheet attached hereto as Schedule 1(e)  Using such methodology and approach, Purchaser and Seller agree to prepare and attach to this Agreement an estimated balance sheet as of the Closing which indicates the Party responsible for each liability set forth thereon.

(f)            Revenue Payments.

(i)                                     As soon as practicable after each of the end of Earnout Year 1 and Earnout Year 2, but in no event later than forty five (45) days following the end of such Earnout Year, Purchaser shall deliver to Seller a written statement setting forth its calculation of the Earnout Amount for such Earnout Year, accompanied by reasonably detailed supporting documentation, which statement shall be certified by Purchaser’s Chief Financial Officer (each, a “Revenue Payment Certificate”).  Purchaser shall cooperate with Seller in promptly providing any reasonably requested information allowing for Seller to audit or have an outside auditing firm audit the calculations set forth in the Revenue Payment Certificate.

(ii)                                  Within thirty (30) days following the delivery to Seller of any Revenue Payment Certificate, Seller shall notify Purchaser of its acceptance of the Revenue Payment Certificate or of its dispute of any item contained therein, in each case by written notice delivered to Purchaser.  If Seller fails to notify Purchaser of any acceptance of or dispute of any portion of a Revenue Payment Certificate within such thirty (30) day period, the amount shall be deemed to be disputed (the earlier of the date of written notice of the dispute or the expiration of the thirty (30) day period where Seller fails to notify Purchaser of any acceptance, the “Dispute Date”).

(iii)                               As soon as practicable after Seller’s written notice to Purchaser of its acceptance of the calculations set forth in the Revenue Payment Certificate, the respective payment shall be made by wire transfer of immediately available funds to the bank account designated in Seller’s written notice, and in no event later than ten (10) Business Days from the date of such notice is made.

(iv)                              If a Revenue Payment Certificate is deemed disputed, (A) Purchaser shall pay to Seller as soon as practicable, and in no event later than ten (10) Business Days from the Dispute Date, by wire transfer of immediately available funds to the bank account designated by Seller, that portion calculated under a Revenue Payment Certificate that is not disputed, and (B) Purchaser and Seller shall cooperate in good faith to resolve the disputed portions as promptly as possible.  If Purchaser and Seller are unable to resolve such dispute within twenty (20) Business Days after the Dispute Date, Purchaser and Seller shall submit the matter to an arbitrator in accordance with the provisions of Section 11(p) hereof. The final payment to be paid to Seller shall be: (A) determined after taking into account the portion of the disputed amounts awarded in such arbitrator’s determination; and (B) increased by interest on the unpaid disputed amounts to which the arbitrator determines that Seller was entitled, if any, from the Dispute Date until such awarded unpaid disputed amounts are actually paid, and unpaid disputed amounts shall thereafter be delivered to Seller, within ten (10) Business Days after Purchaser has received from the arbitrator determination, by wire transfer of immediately available funds to the bank account designated by Seller.  The interest rate per annum for purposes of this paragraph shall be equal to average of the prime rate of Bank of America as published and in effect on the Dispute Date, as determined by the arbitrator.

(v)                                 In the event that prior to payment in full of all amounts payable as Earnout Amounts, Purchaser divests any portion of its business by which the relevant customer contracts are transferred to a third party, the definitive agreement for such divestiture shall contain an obligation for payment in full of all amounts under such contracts that would have been payable hereunder but for the transfer of customers.

(g)         Allocation of Purchase Price and Assumed Liabilities.  The Purchase Price (including Assumed Liabilities) hereunder shall be allocated among the Transferred Assets in a manner consistent with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations thereunder (the “Allocation Schedule”). Purchaser shall deliver the Allocation Schedule to Seller within sixty (60) calendar days after the Closing Date.  Seller and Purchaser will negotiate in good faith to agree upon the Allocation Schedule, but if a final resolution is not obtained within thirty (30) calendar days or such other period of time as Purchaser and Seller shall agree, each Party will have the right to use its own allocation basis to file its returns and reports.

(h)         Consents of Third Parties.  On the Closing Date, Seller shall assign to Purchaser, and Purchaser shall assume, the Transferred Contracts which are to be transferred to Purchaser as provided in this Agreement by means of an Assignment and Assumption Agreement.  To the extent that the assignment of all or any portion of any Contract shall require the authorization, approval, consent or waiver of the other party thereto or any other commercial third party, this Agreement shall not constitute an agreement to assign any such Contract included in the Transferred Assets if an attempted assignment without any such consent would constitute a breach or violation thereof.  As a condition to Closing, the Parties will obtain the consents listed on Schedule 3(a)(viii).  Prior to and following Closing, the Parties shall use their reasonable commercial efforts, and cooperate with each other, to obtain promptly such authorizations, approvals, consents or waivers for all Transferred Contracts other than those consents obtained prior to Closing; provided, however, that neither Seller nor any of its respective Affiliates shall be required to pay any consideration to obtain any contractual consent or waiver.  Once authorization, approval, consent or waiver for the sale, assignment, sublease, transfer, conveyance or delivery of any such Contract not sold, assigned, subleased, transferred, conveyed or delivered at the Closing is obtained, Seller shall assign, transfer, convey and deliver such Contract to Purchaser at no additional cost.

(i)             Pro-Rations.  Items of expense and income (if any) affecting the Transferred Assets and the Assumed Liabilities that are customarily pro-rated, including, without limitation, real and personal property Taxes, utility charges, charges arising under leases, insurance premiums, and the like, shall be pro-rated between Seller and Purchaser as of the Closing Date.

2.               Closing.

(a)          Closing.  The closing (the “Closing”) of the purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities shall be held at the offices of DLA Piper LLP (US), 2000 University Avenue, East Palo Alto, California at 9:00 a.m. Pacific time on January 7, 2011, or, if the conditions to Closing set forth in Section 3(a) and Section 3(b) shall not have been satisfied by such date, on the date that is two Business Days following satisfaction of such conditions.  The date on which the Closing shall occur is hereinafter referred to as the “Closing Date”, and the Closing shall be deemed effective as of 12:01 a.m. (Pacific time) on the Closing Date.

(b)         As of the Closing Date there may be located on the Leased Real Property certain Excluded Assets or certain Excluded Assets may be owned by or in the possession of Seller’s Affiliates.  Prior to the Closing, Seller and Purchaser shall agree on reasonable procedures to transfer such Excluded Assets to Seller at such location or locations as shall be determined by Seller, it being understood that the cost of transferring such Excluded Assets shall be borne by Seller.  After the Closing, Purchaser shall grant Seller and its representatives reasonable access to such Leased Real Property, during normal business hours and upon reasonable notice, in order to permit Seller and its representatives to remove such Excluded Assets and to take such other necessary or appropriate action with respect thereto as Seller may reasonably determine.  If at any time after the Closing Purchaser discovers any Excluded Assets located on the Leased Real Property or owned by or in the possession of Purchaser, it shall provide prompt written notice thereof to Seller.

3.               Conditions to Closing.

(a)          Purchaser’s Obligation.  The obligation of Purchaser to purchase and pay for the Transferred Assets and assume the Assumed Liabilities is subject to the satisfaction (or, if applicable, waiver by Purchaser) as of the Closing of the following conditions:

(i)                                     The representations and warranties of Seller made in Section 4 shall be true and correct in all material respects on and as of the date of this Agreement and on and as of the Closing Date, as though made on and as of the Closing Date, (A) except to the extent of changes or developments contemplated by the terms of this Agreement or caused by the transactions contemplated hereby and (B) except for representations and warranties that speak as of a specific date or time which need only be true and correct in all material respects as of such date or time (it being understood that, for purposes of determining the accuracy of representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications and similar qualifications contained in representations and warranties shall be disregarded); Seller shall have performed or complied with all obligations and covenants required by this Agreement to be performed or complied in all material respects with by Seller by the time of the Closing; and Seller shall have delivered to Purchaser a certificate dated the Closing Date and signed by an executive officer of Seller on behalf of Seller confirming the foregoing;

(ii)                                  No injunction or order of any court or administrative agency of competent jurisdiction shall be in effect as of the Closing which restrains or prohibits the consummation of the sale and purchase of the Transferred Assets and the assumption of the Assumed Liabilities;

(iii)          Seller shall have executed and delivered to Purchaser a Bill of Sale, substantially in the form attached as Exhibit A (the “Bill of Sale”), and such other assignments and other instruments of transfer as Purchaser may reasonably request, including without limitation, with respect to the transfer of all registered Intellectual Property included in the Transferred Assets and applications therefore;

(iv)          Seller shall have executed and delivered to Purchaser the Assignment and Assumption Agreement, substantially in the form attached as Exhibit B (the “Assignment and Assumption Agreement”);

(v)           Seller shall have delivered to Purchaser releases or termination statements, as applicable, relating to the release of any Liens on the Transferred Assets other than the lien contemplated by Section 5(g) hereof;

(vi)          Seller shall have delivered to Purchaser Good Standing Certificates of recent date for Seller from the Secretary of State of the State of New Jersey;

(vii)         Seller shall have delivered to Purchaser certified copies of resolutions duly adopted by Seller’s board of directors and sole shareholder authorizing the execution, delivery and performance of this Agreement and the other agreements and transactions contemplated hereby, together with certified copies of Seller’s certificate of incorporation and by-laws;

(viii)        Receipt of the consents listed on Schedule 3(a)(viii); and

(ix)           This Agreement shall not have been terminated in accordance with Section 10.

Any condition specified in this Section 3(a) (other than Sections 3(a)(ii) or 3(a)(ix) may be waived by a written instrument signed by Purchaser and all conditions specified in this Section 3(a) shall be deemed to have been satisfied or waived from and after the Closing.

(b)   Seller’s Obligation.  The obligation of Seller to sell and deliver or cause to be sold and delivered the Transferred Assets to Purchaser is subject to the satisfaction (or, if applicable, waiver by Seller) as of the Closing of the following conditions:

(i)            The representations and warranties of Purchaser made in Section 6 shall be true and correct in all material respects on and as of the date of this Agreement and on and as of the Closing Date, as though made on and as of the Closing Date, (A) except to the extent of changes or developments contemplated by the terms of this Agreement or caused by the transactions contemplated hereby and (B) except for representations and warranties that speak as of a specific date or time which need only be true and correct in all material respects as of such date or time (it being understood that, for purposes of determining the accuracy of representations and warranties, all “Material Adverse Effect” qualifications and other materiality qualifications and similar qualifications contained in representations and warranties shall be disregarded); Purchaser shall have performed or complied in all material respects with the obligations and covenants required by this Agreement to be performed or complied with by Purchaser by the time of the Closing; and Purchaser shall have delivered to Seller a certificate dated the Closing Date and signed by an executive officer of Purchaser on behalf of Purchaser confirming the foregoing;

(ii)                                  No injunction or order of any court or administrative agency of competent jurisdiction shall be in effect as of the Closing which restrains or prohibits the consummation of the sale and purchase of the Transferred Assets and the assumption of the Assumed Liabilities;

(iii)                               Seller shall have received in full from Purchaser the Closing Cash Purchase Price in accordance with Section 1(a)(i);

(iv)                              Purchaser shall have executed and delivered to Seller the Assignment and Assumption Agreement;

(v)                                 Purchaser shall have delivered to Seller (A) certified copies of resolutions duly adopted by Purchaser’s board of directors authorizing the execution, delivery and performance of this Agreement and the other agreements and transactions contemplated hereby, and (B) certified copies of Purchaser’s certificate of incorporation and bylaws (or other organizational or governing documents);

(vi)                              Such number of employees of Seller shall have voluntarily accepted employment with Purchaser effective upon the Closing Date such that a termination of employment of employees of Seller who continue with Seller after the Closing Date would not trigger any notice or severance requirements under the Federal Worker Adjustment and Retraining Notification Act of 1988 or the State of New Jersey’s Millville Dallas Airmotive Plant Job Loss Notification Act;

(vii)                           At least five (5) Business Days prior to Closing, and prior to the delivery of its offer letters to Seller’s employees as contemplated by Section 8(f)(i) hereof, Purchaser shall have delivered to Seller written confirmation of the satisfaction or waiver of its closing condition set forth in Section 3(a)(viii) and its intent to proceed with the Closing assuming satisfaction or waiver of all other conditions to Closing; and

(viii)                        This Agreement shall not have been terminated in accordance with Section 10.

Any condition specified in this Section 3(b) (other than Sections 3(b)(ii) or 3(b)(viii)) may be waived by a written instrument signed by Seller and all conditions specified in this Section 3(b) shall be deemed to have been satisfied or waived from and after the Closing.

4.               Representations and Warranties of Seller.  Seller hereby represents and warrants to Purchaser as follows:

(a)          Organization and Authority; No Conflicts.

(i)                                     Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of New Jersey.  Seller has all requisite corporate power and authority to enter into this Agreement and the other agreements, documents and instruments contemplated hereby to be executed and delivered by Seller at Closing and to consummate the transactions contemplated hereby and thereby.  Seller is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to qualify would not reasonably be expected to have a Material Adverse Effect. All corporate acts and other corporate proceedings required to be taken by Seller to authorize the execution, delivery and performance of this Agreement and the other agreements, documents and instruments contemplated hereby to be executed and delivered by Seller at Closing and the consummation of the transactions contemplated hereby and thereby have been duly and properly taken.  This Agreement has been duly executed and delivered by Seller, and each of the other agreements, documents and instruments contemplated hereby to be executed and delivered by Seller at Closing, when so executed and delivered, shall have been duly executed and delivered by Seller, and this Agreement constitutes, and each of the other agreements, documents and instruments contemplated hereby to be executed and delivered by Seller at Closing, when so executed and delivered shall constitute, a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforcement may be limited by the application of bankruptcy, moratorium and other laws affecting creditors’ rights generally and as such enforcement may be limited by the availability of specific performance and the application of equitable principles.

(ii)                                  Subject to the matters disclosed on Section 4(a)(ii) of Seller Disclosure Schedules hereto or the other Schedules hereto, the execution and delivery by Seller of this Agreement does not and the consummation by Seller of the transactions contemplated hereby does not (A) result in a breach of any of the provisions of, (B) constitute a default under, (C) result in a violation of, (D) give any third party the right to terminate or to accelerate any obligation under, or (E) require any authorization, consent, approval, exemption or other action by or notice to any court or other governmental body, under any provision of the articles of incorporation or bylaws of Seller, or any Transferred Contract, or any judgment, order or decree applicable to the Business or the Transferred Assets or any statute, law, ordinance, rule or regulation applicable to the Business or the Transferred Assets, other than any such breaches, defaults, violations or rights that, individually or in the aggregate, would not have a Material Adverse Effect on the Business, and other than any such authorizations, consents, approvals, exemptions or other actions that may be required solely by reason of Purchaser’s participation in the transactions contemplated hereby or the failure of which to obtain would not, individually or in the aggregate, have a Material Adverse Effect on the Business.

(b)         Financial Statements; No Undisclosed Liabilities.  Section 4(b) of Seller Disclosure Schedules sets forth (i) the audited balance sheet of Seller as of, and the related statements of operations and income / (loss) and stockholder’s equity for Seller for, the fiscal year ended June 30, 2010, and (ii) the unaudited balance sheet of Seller as of the five-month period ended November 30, 2010 (the “Reference Date Balance Sheet”) and the related statement of operations for such period ((i) and (ii) collectively, the “Seller Financial Statements”).  The unaudited Seller Financial Statements have been prepared on a basis consistent with the audited statements and presented without separate footnotes.  Seller Financial Statements have been derived from Seller’s accounting books and records and present fairly in all material respects the results of operations for Seller for the respective periods covered thereby, in each case in accordance with GAAP, consistently applied, except as otherwise provided in Seller Financial Statements or on Section 4(b) of Seller Disclosure Schedules.  Except as set forth in the Seller Financial Statements or in the Seller Disclosure Schedules, to its Knowledge, Seller has no liabilities or obligations, either accrued, contingent or otherwise, related to or arising from the Business which are not reflected in (i) the Reference Date Balance Sheet or (ii) this Agreement or the Schedules hereto, except as have been incurred in the ordinary course of business since the Reference Date.

(c)          Title to Tangible Transferred Assets.  Seller has good, valid and marketable title to all of the Transferred Assets, free and clear of all Liens, except mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business which do not and would not, individually or in the aggregate, materially interfere with or impede the conduct of the

Business, and liens for Taxes and other governmental charges which are not yet due and payable (the “Permitted Liens”).  Seller does not own any real property.  This Section 4(c) does not relate to intellectual property or interests in intellectual property, it being the intent of the parties that such items are the subject of Section 4(d).

(d)         Intellectual Property.

(i)                                     Section 4(d)(i) of Seller Disclosure Schedules sets forth a list of all registrations and applications therefor with respect to Intellectual Property that is owned by Seller and used in the Business (other than any Intellectual Property that is an Excluded Asset) (the “Seller Owned Intellectual Property”).

(ii) Section 4(d)(ii) of Seller Disclosure Schedules sets forth a list of all Intellectual Property that is not owned by Seller and is used in the operation of the Business under a license from a third party (other than commercially available desktop computer software programs licensed non-exclusively under “shrink wrap” or other comparable standard form licenses) and a list of each license or other agreement under which that Intellectual Property is used in the Business (the “Proprietary Rights Agreements”).

(iii)                               Except as disclosed in Section 4(d)(iii) of Seller Disclosure Schedules, Seller possesses all right, title and interest in or has the right to use all Intellectual Property used in the conduct of the Business as presently conducted, including, without limitation, the Intellectual Property set forth on Section 4(d)(i) and Section 4(d)(ii) of Seller Disclosure Schedules (“Business Intellectual Property”), free and clear of all Liens other than Permitted Liens, and, giving effect to any consents set forth on Section 4(d)(iii) of Seller Disclosure Schedules, the execution, delivery and performance of this Agreement shall not affect or alter the right to use any Business Intellectual Property nor result in the levying of any fees, costs or penalties against Seller or the Business.

(iv)                              The use of Business Intellectual Property by Seller does not infringe on or violate the Intellectual Property of any Person and to the knowledge of Seller, no Person has infringed or violated the Business Intellectual Property.

(v)                                 Seller has obtained written assignments from all Persons who have contributed to the creation, invention or development of Business Intellectual Property.  Seller takes all reasonable actions to protect and maintain (i) any know-how, trade secrets, confidential information, customer lists or databases that are Business Intellectual Property, including, without limitation, executing confidentiality and non-disclosure agreements with employees and contractors, and (ii) the confidentiality, integrity and security of its software, databases, systems, networks, and Internet websites, and information stored or contained therein or transmitted thereby, and all transactions consummated in connection therewith, from any unauthorized use, access, interruption or modification by third parties, including, without limitation, the use of reliable encryption protection (or an equivalent).

(vi)                              No Business Software product owned by Seller and distributed in connection with the Business is currently required to be distributed in source code form by the GNU General Public License or any other “open source” license agreement, nor is Seller in violation of any such agreement.

(e)          Transferred Contracts.  Section 4(e) of Seller Disclosure Schedules contains a listing of all materials Contracts with respect to the Business including without limitation those Contracts described in clauses (i) through (xiv) below to which Seller is a party and which relate to the Business.  True, correct and complete copies of Contracts referred to in clauses (i) through (xiv) below have been delivered to Purchaser or its agents or representatives or otherwise made available to Purchaser.

(i)                                     each Contract (A) that involves performance of services or delivery of goods and/or materials by Seller of an amount or value on an annual basis in excess of $25,000 or (B) that involves performance of services or delivery of goods and/or materials to Seller of an amount or value in excess of $10,000 on an annual basis and which is not cancelable by Seller on thirty (30) calendar days’ notice without payment or penalty;

(ii)                                  each note, debenture, other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for the borrowing or lending of money or that grants a lien on any assets of Seller, including any such agreement or commitment for future borrowings or loans, granting of any liens, guarantees, credit or financing;

(iii)                               each Contract for the acquisition of any Person or any interest in any Person or any business unit thereof or the disposition of any material assets of Seller;

(iv)                              each material lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real property, and each material lease, rental, license, installment or conditional sale agreement covering, and each other Contract providing Seller with the ownership or use of, or title to or other interest in, any tangible personal property;

(v)                                 each agreement providing for a license of any Business Intellectual Property (other than (A) off-the shelf software and (B) such licenses as are contained in customer Contracts) to or from Seller;

(vi)                              each joint venture, partnership, development or joint development or similar arrangement;

(vii)                           each Contract requiring capital expenditures after the date of this Agreement in an amount in excess of $25,000 in the aggregate in any calendar year;

(viii)                        each Contract (other than Contracts with customers) that extends, or may be extended automatically by a counterparty, for more than 12 months and which is not cancelable by Seller on ninety (90) days’ notice without payment or penalty;

(ix)                                each agency, broker, dealer, sales representative, marketing, distribution, or other similar Contract, other than such Contracts that in the aggregate do not require annual payments in excess of $25,000;

(x)                                   each Contract which requires exclusive referrals of business or requires that products or services of Seller be offered to any Person on a priority or exclusive basis, or which grants “most-favored-nations” status, or which restricts the right of Seller to conduct or expand its business at any time, in any manner or in any geographic area;

(xi)                                each Contract granting or purporting to grant rights to any other Person to manufacture, produce, license, assemble, market or sell Seller’s products or services;

(xii)                             each power of attorney granted by Seller which is currently effective and outstanding;

(xiii)                          each Contract relating to the employment of, or consulting services provided by, any Person that (i) provides for annual compensation in excess of $50,000 and (ii) is not terminable at will without payment of any severance or other benefit; and

(xiv)                         each Contract between Seller or any of its Affiliates, on the one hand, and any of their respective officers, directors, stockholders or Affiliates, on the other hand.

Except as set forth on Section 4(e) of Seller Disclosure Schedules, each Contract to which Seller is a party or is otherwise bound is the legal, valid and binding obligation of, and is enforceable against, Seller and, to the knowledge of Seller, is the legal, valid and binding obligation of, and enforceable against, the other parties thereto, and, except as set forth on Section 4(e) of Seller Disclosure Schedules, neither Seller nor, to the knowledge of Seller, any other party thereto is in breach of or default in any material respect under any such Contract (including, without limitation, any material failure to provide services as and when due), and there is no pending or, to the knowledge of Seller, threatened dispute regarding any such Contract.

(f)            Actions and Proceedings, etc.  There are no (i) outstanding judgments, orders, writs, injunctions or decrees of any court, governmental agency or arbitration tribunal against Seller or (ii) actions, suits, claims or legal, administrative or arbitration proceedings or investigations pending or, to the knowledge of Seller, threatened against Seller, which would have an adverse effect on the Business or the Transferred Assets, Seller’s performance under this Agreement or the ability of Seller to timely consummate the transactions contemplated hereby.

(g)         No Material Adverse Effect.  Since June 30, 2010, there has been no Material Adverse Effect on the Business.

(h)         Compliance with Applicable Laws.  The Business is being conducted in compliance with all applicable statutes, laws, ordinances, rules, orders and regulations of any governmental authority or instrumentality, domestic or foreign in all material respects.  During the three-year period ending on the date hereof, Seller has not received any written communication from a governmental authority that alleges that the Business is not in compliance with any federal, state, foreign or local law, rule and regulation.

(i)             Taxes.  All material federal, state, local, foreign and other Tax Returns required to be filed by or on behalf of Seller prior to the Closing Date with respect to the Business have been or will be timely filed and such Tax Returns as so filed disclose all Taxes required to be paid for the periods covered thereby, except for any such failures to file and such errors which would not have a Material Adverse Effect on the Business.  Seller’s Tax Returns have not been reviewed or audited by any taxing authority and no such reviews or audits are currently pending.  There is no pending dispute with any taxing authority relating to any of said Tax Returns.  No claims have ever been made by any taxing authority in a jurisdiction in which Seller does not file Tax Returns that Seller is or may be subject to taxation by that jurisdiction. Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(j)             Asset Sufficiency.  Except for the Excluded Assets and subject to Section 8(a), the Transferred Assets constitute all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate the Business in substantially the same manner as conducted by Seller immediately prior to the date hereof.

(k)          No Brokers.  Seller has not used a broker or finder in connection with the transactions contemplated by this Agreement, and there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement by or on behalf of Seller.

(l)             Employees. There are no labor relations problems being experienced by Seller including any union organization activities, threatened or actual strikes or work stoppages or material grievances.  Seller is not delinquent in payments for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them to date or amounts required to be reimbursed to such employees and upon any termination of the employment of any such employees and to Seller’s knowledge, none of such employees intends to terminate employment prior to the Closing.

(m)       Employee Benefits. Seller is in compliance in all material respects with all applicable laws governing employee benefit plans maintained or contributed to by or on behalf of Seller which provide benefits to employees of Seller.  Such plans are referred to collectively as “Employee Benefit Plans.”  Each Employee Benefit Plan has been maintained and administered in compliance in all material respects with all applicable laws and in accordance with their terms.  Except for benefit payments, premium payments, contributions, deductions, withholdings and accruals required under applicable laws, Seller has not incurred any material liabilities with respect to any Employee Benefit Plan.  There is no pending or, to the knowledge of Seller, threatened (i) complaint, claim, charge, suit, proceeding or other action of any kind with respect to any Employee Benefit Plan (other than routine claims for benefits in accordance with such Employee Benefit Plan’s claims procedures) or (ii) proceeding, examination, audit, inquiry, investigation, citation or other action of any kind in or before any governmental entity having jurisdiction over Seller with respect to any Employee Benefit Plan.

(n)         Customer and Vendor Relations.

(i) Except as provided on Section 4(n)(i) of Seller Disclosure Schedules, no customer has cancelled or has indicated an intent to cancel, or has indicated an intent not to renew, any of such customer’s Transferred Contracts, nor has any customer indicated an intent to reduce the business it does with Seller in any material manner; and

(ii) Except as provided on Section 4(n)(ii) of Seller Disclosure Schedules, no Top Vendor has cancelled or has indicated an intent to cancel any of such Top Vendor’s Transferred Contracts.

For purposes hereof, “Top Vendor” shall mean the Transferred Contracts with the top ten (10) vendors and suppliers of the Business in the calendar year ending June 30, 2010 by billings, or any other vendor where the loss of such vendor and the related Transferred Contract would materially interfere with the ability of Seller to operate the Business as it is currently operated.

(o)         Accounts Receivable; Collection.  The accounts receivable set forth on Section 4(o) of Seller Disclosure Schedules, plus any additional accounts receivable arising between the date set forth therein and the Closing Date in the ordinary course of business, are all of the accounts receivable of Seller.  All such accounts receivable represent valid obligations of third parties arising from bona fide sales actually made or services actually performed by Seller in the ordinary course of business (the “Accounts Receivable”).  Seller has not changed its accounts receivable collection practices since the Reference Date.  The reserves included in the Reference Date Balance Sheet with respect to such Accounts Receivable were established in good faith, based on historic experience of the Business.  No customer of Seller has provided notice of a contest, claim, defense or right of setoff against any of the Accounts Receivable.

(p)         Pre-Bill.  Seller has not pre-billed or received prepayment for products to be sold, services to be rendered, or expenses to be incurred subsequent to the Closing Date, except in the ordinary course of business and consistent with past practice, with a corresponding current liability included on the Reference Date Balance Sheet.

(q)         Accounts Payable; Payment.   The accounts payable set forth on Section 4(q) of Seller Disclosure Schedules, plus any additional accounts payable entered into between the date hereof and the Closing Date in the ordinary course of business, are all of the accounts payable by Seller included in the Assumed Liabilities and represent valid obligations of Seller arising from sales actually made to Seller or services actually performed for Seller in the ordinary course of business.  Seller has not changed its accounts payable practices since the Reference Date.  Seller has not experienced or suffered undue delay in its payment of its accounts payable.

(r)            Solvency, No Fraudulent Conveyance, No Preferential Payment, Etc.  Seller is not involved in any proceeding by or against it as a debtor before any governmental agency under Title 11 of the United States Bankruptcy Code, as amended, or any other insolvency or debtors’ relief act, whether state or federal, or for the appointment of any trustee, receiver, liquidator, assignee, sequestrator or other similar official for any part of the Transferred Assets.  Seller is, and after giving effect to the transactions contemplated by this Agreement, will continue to be, solvent.  For purposes hereof, “solvent” means, that as of the date of determination, (a) the sum of Seller’s debt (including contingent liabilities) does not exceed the present fair saleable value of Seller’s present assets; (b) Seller’s capital is not unreasonably small in relation to its business; and (c) Seller has not incurred and does not intend to incur, or believe (nor should it reasonably believe) that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise).

(s)             Real Property. Section 4(s) of Seller Disclosure Schedules describes all leases of real property used, in whole or in part, by the Business (the “Leases”).  Seller has delivered or otherwise made available to Purchaser a true, correct and complete copy of each Lease and any and all amendments, consents for alterations and documents recording variations and evidence of commencement dates and expiration dates relating thereto.  The Leases are legal, valid, binding, enforceable against Seller and in full force and effect and represents the entire agreement between the landlord thereunder and Seller with respect to the property subject thereto.  To the knowledge of Seller, nothing impairs Seller’s ability to enforce its rights under the Leases against the landlord.  Seller has undisturbed possession of the premises subject to the Leased Real Property and the Leases are in full force and effect and Seller is entitled to the benefits of the Leases in accordance with the terms thereof.  Seller has not received any notice of a breach or default under any Lease, and Seller has not granted to any other Person any rights, adverse or otherwise, under any Leases.  Neither Seller nor (to the knowledge of Seller) any other party to any Lease, is in breach or default in any material respect, and, to the knowledge of Seller, no event has occurred that, with notice or lapse of time would constitute such a breach or default or permit termination, modification or acceleration under any Lease.  There is no dispute between Seller and any landlord under the Leases and no waiver, indulgence or postponement of Seller’s obligations thereunder has been granted by any Landlord. The rental set forth in each of the Leases is the actual rental being paid, and there are no separate agreements or understandings with respect to the same.  Other than the leasehold interests created by the Leases, Seller holds no interests in real property of any kind that are held or used in connection with the Business.  The premises subject to the Leases are not subject to any zoning ordinance, Lien, or other restriction or encumbrance which would have a Material Adverse Effect on the Business or the use and enjoyment of such property in the manner in which such property is currently used and enjoyed.  To the knowledge of Seller, there is no planned or threatened taking or condemnation of all or any part of such premises.

(t)            Parent; Related Party Transactions.

(i)                                     Seller is a direct wholly-owned subsidiary of HCL Bermuda Limited (the “Parent”).

(ii)                                  No Related Person has any ownership, leasehold or similar interest in any property (whether real, personal, or mixed and whether tangible or intangible) used in or pertaining to the Business.  Neither Seller nor any Related Person of Seller, is, or has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has (a) had business dealings or a material financial interest in any transaction with the Business, or (b) engaged in competition with Seller with respect to any line of the products or services of Seller in any market presently served by Seller.  No Related Person of Seller is a party to any Proprietary Rights Agreement or Contract.

(u)         Powers of Attorney.  No Person has any power of attorney to act on behalf of Seller in connection with any of the Transferred Assets or the Business other than such powers to so act as normally pertain to the officers of Seller.

(v)         Debt.  Set forth in Section 4(v) of Seller Disclosure Schedules is a complete and correct list of all Debt of Seller other than trade debt incurred in the ordinary course of business, none of which is overdue unless such trade debt is being contested diligently and in good faith by appropriate proceedings and appropriate cash reserves have been established therefor.  The maximum principal or face amounts of the obligations set forth, which are outstanding and which can be outstanding, are correctly stated, and all Liens of any nature given or agreed to be given as security therefor are correctly described or indicated therein.

(w)       Certain Payments.  Since January 1, 2005, neither Seller nor any director, officer, agent, or employee of Seller, or any other Person associated with or acting for or on behalf of Seller, has directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (A) to obtain favorable treatment in securing business, (B) to pay for favorable treatment for business secured, (C) to obtain special concessions or for special concessions already obtained, for or in respect of Seller or any affiliate of Seller, or (D) in violation of any statutes, laws or regulations, or (ii) established or maintained any fund or asset that has not been recorded in the books and records of Seller.

(x)           Insurance.  Seller is adequately insured in respect of the Business and the Transferred Assets, in amounts and against risks that are commercially reasonable.  Section 4(x) of Seller Disclosure Schedules lists all policies of insurance and bonds covering the assets and operations of Seller as of the date hereof.  All of such insurance policies and bonds covering Seller and the Business are in full force and effect and no written notice of termination of any such insurance policies or bonds has been received by Seller.  Seller has not received any written communication or other written notice regarding any actual or possible refusal of any coverage or rejection of any claim related to the Business.

(y)         Disclosure.  No representation or warranty or other statement made by Seller in this Agreement or the schedules or exhibits hereto contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

5.               Covenants of Seller.  Seller covenants and agrees as follows:

(a)          Access.  During the period from the date of this Agreement to the earlier of the Closing and the date that this Agreement is terminated in accordance with its terms, Seller shall grant to Purchaser or cause to be granted to Purchaser and its authorized representatives reasonable access, during normal business hours and upon reasonable notice, to the personnel, properties, books and records of Seller relating to the Business to Purchaser; provided that such access does not unreasonably interfere with the normal operations of Seller or the Business; provided further that all requests for access shall be directed to such Person as Seller may designate in writing from time to time (the “Designated Contacts”); and provided, however, that nothing herein shall require Seller to provide access or to disclose any information to Purchaser if such access or disclosure would be in violation of applicable laws or regulations of any governmental entity or the provisions of any agreement to which Seller is a party.  Other than the Designated Contacts, Purchaser is not authorized to and shall not (and shall cause its employees, agents, representatives and Affiliates not to) contact any officer, director, employee, independent contractor, customer, supplier, distributor, joint-venturer, broker, or other material business relation of Seller prior to the Closing without the prior written consent of Seller.   Without limiting the generality of the foregoing, Seller will, after Closing, reasonably cooperate with Purchaser, afford to Purchaser’s accountants reasonable access during normal business hours and upon reasonable advance notice to such books and records as are necessary or appropriate for the purposes of, and permit Purchaser’s appropriate officers, employees and accountants to meet during normal business hours and upon reasonable advance notice with the officers, employees and accountants of Seller responsible for Seller’s financial statements, the internal controls of Seller and the disclosure controls and procedures of Seller to discuss such matters as Purchaser may reasonably deem necessary or appropriate for Purchaser to satisfy its obligations under Sections 302 and 906 of the Sarbanes-Oxley Act of 2003 and any rules and regulations relating thereto, and to prepare any audited statements of the Business for the periods ending December 31, 2008, December 31, 2009 and the Closing Date required by the Securities and Exchange Commission or any national securities exchange upon which shares of Purchaser or its affiliates are registered.

(b)         During the period from the date of this Agreement to the earlier of the Closing Date and the date that this Agreement is terminated in accordance with its terms, Seller shall consider any request by Purchaser for the participation of Purchaser in the process of obtaining the consents from the customers listed on Schedule 3(a)(viii), which participation may include initiating discussions between Purchaser and such customers, and may, at Seller’s reasonable discretion, allow for any such participation as so requested.

(c)          Ordinary Conduct.  During the period from the date of this Agreement to the earlier of the Closing and the date that this Agreement is terminated in accordance with its terms, except as contemplated by this Agreement or as set forth on Section 5(c) Seller Disclosure Schedules, Seller shall not do any of the following as relating to the Transferred Assets or to Assumed Liabilities without the prior written consent of Purchaser (which consent will not be unreasonably withheld, conditioned or delayed):

(i)                                     make any change in the conduct of the Business, except for changes that are in the ordinary course and consistent with past practice;

(ii)                                  sell, lease, license or otherwise dispose of, or agree to sell, lease, license or otherwise dispose of, any interest in any of the Transferred Assets, except in the ordinary course of business;

(iii)                               mortgage, pledge or encumber any of the Transferred Assets, except in the ordinary course of business and except for Permitted Liens;

(iv)                              amend or terminate any of the Transferred Contracts, other than in the ordinary course of business, or enter into any new Contracts that are to become part of the Transferred Contracts without Purchaser’s prior written consent, not to be unreasonably withheld or delayed, provided that Purchaser shall have the right to consent to the renewal of the General Electric contract and to a new contract with Nxtranet only if the proposed pricing and terms are less favorable than the existing arrangement/MOU in place in any material respect;

(v)                                 with respect to any Transferred Employee, increase in any manner the rate of compensation of any of its officers or other employees employed or retained in connection with the Business;

(vi)                              in connection with the Business or the Transferred Assets (i) create, incur or assume any Debt (including obligations in respect of capital leases) or any Debt for money borrowed (whether long-term or short-term); (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligation of any other Person; or (iii) make any loans, advances or capital contributions to any other Person;

(vii)                           enter into any compromise or settlement of any litigation, action, suit, claim, proceeding or investigation relating to the Transferred Assets or Assumed Liabilities, except settlements made in the ordinary course of business or by insurers, involving amounts not in excess of $10,000;

(viii)                        make any change in its accounts receivable collection practices or accounts payable practices except consistent with past practice; or

(ix)                                agree to do any of the things described in the preceding clauses (i)-(viii).

(d)         No Other Negotiations.  From the date of this Agreement through and until the earlier of termination of this Agreement pursuant to Section 10 or Closing, neither Seller nor any of its Affiliates, employees, officers, shareholders, members, agents or advisors shall, directly or indirectly, (a) solicit, initiate or encourage any inquiries, proposals or offers from any person relating to any acquisition (or sublease as the case may be) of the Transferred Assets or the Business, or any securities of, or any merger, consolidation or business combination with, Seller, or (b) with respect to any effort or attempt by any other person to do or seek any of the foregoing, (i) participate in any discussions or negotiations, (ii) furnish to any other person any information with respect to, or afford access to the properties, books or records of or relating to, Seller, the Transferred Assets or the Business, or (iii) otherwise cooperate in any way with, or assist or participate in, or facilitate or encourage any such effort.  Seller shall promptly notify Purchaser if any such proposal or offer or any inquiry or contact with any person with respect thereto is made.

(e)          Covenant Not to Compete.

(i)                                     During the Restricted Period, neither Seller, the Parent nor any of Parent’s Affiliates, will engage in the Restricted Business in the Applicable Area.  Notwithstanding the foregoing, no owner of less than 5% of the outstanding stock of any entity shall be deemed to engage solely by reason thereof in its business.

(ii)                                  In addition to the more general restrictions set forth above, for a period of three (3) years from the Closing Date, neither Seller, Parent, nor any of their Affiliates shall, directly or indirectly, either on such party’s own account or in conjunction with or on behalf of any other Person, firm or company, solicit any Person, firm or company who was a customer or client of the Business in the Applicable Area, to provide services which would substitute for the Covered Services in the Applicable Area.

(iii)                               For a period of two (2) years from the Closing Date, neither Seller, the Parent, nor any of their Affiliates shall, either on such Person’s own account or in conjunction with or on behalf of any other Person, firm or company, employ, solicit, entice away or attempt to employ, solicit or entice away from Purchaser or any affiliate of Purchaser any Transferred Employee in the Applicable Area.

(iv)                              If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5(e) is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closer to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

(v)                                 Seller and Parent each acknowledges that any violation of any provision of this Section 5(e) will cause irreparable harm to Purchaser, that damages for such harm will be incapable of precise measurement and that, as a result, Purchaser will not have an adequate remedy at law to redress the harm caused by such violations.  Therefore, in the event of a violation of this Section 5(e) by Seller, Parent or any of Parent’s Affiliates, Seller and Parent agree that, in addition to its other remedies, Purchaser shall be entitled, without the necessity of either proof of actual damage or the posting of a bond, to injunctive relief, including but not limited to an immediate temporary injunction, temporary restraining order and/or preliminary or permanent injunction to restrain or enjoin any such violation.

(vi)                              Parent shall cause all of its Affiliates to comply with the restrictive covenants set forth in this Section 5.

(f)            For a period of one (1) year from the Closing Date, neither Purchaser, nor any of its Affiliates shall, either on such Person’s own account or in conjunction with or on behalf of any other Person, firm or company, employ or solicit for employment, or attempt to employ or solicit for employment any employee (i) to whom Purchaser made an offer of employment, (ii) who declined to accept such offer, (iii) whom Seller then terminated and (iv) to whom Seller made a payment of severance.  Seller shall provide Purchaser with a list naming any and all such employees within ten (10) days of Closing and may update such list from time-to-time if employees are thereafter terminated and paid severance, and Purchaser shall be entitled to rely on such list in meeting its obligations under this Section 5(f).

(g)         Copyright Registration.  No later than forty-five (45) days after the Closing Date, Seller shall have cause to have removed those certain liens (Nos. V3522D879 and V3572D254) over BillTamer: user’s manual (TXu 914247) and BillTamer: version 2.0 (TX0005021507) and effected the registration of the BillTamer: user’s manual (TXu000914247) and BillTamer: version 2.0 (TX0005021507) copyrights in the name of Seller, for the immediate transfer to Purchaser hereunder.

6.               Representations and Warranties of Purchaser.  Purchaser hereby represents and warrants to Seller as follows:

(a)          Organization Authority; No Conflicts.

(i)                                     Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Purchaser has all requisite corporate power and  authority to enter into this Agreement and the other agreements, documents and instruments contemplated hereby to be executed and delivered by Purchaser at Closing and to consummate the transactions contemplated hereby and thereby. All corporate acts and other corporate proceedings required to be taken by Purchaser to authorize the execution, delivery and performance of this Agreement and the other agreements, documents and instruments contemplated hereby to be executed and delivered by Purchaser at Closing and the consummation of the transactions contemplated hereby and thereby have been duly and properly taken.  This Agreement has been duly executed and delivered by Purchaser, and each of the other agreements, documents and instruments contemplated hereby to be executed and delivered by Purchaser at Closing, when so executed and delivered, shall have been duly executed and delivered by Purchaser, and this Agreement constitutes, and each of the other agreements, documents and instruments contemplated hereby to be executed and delivered by Purchaser at Closing, when so executed and delivered shall constitute, a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as such enforcement may be limited by the application of bankruptcy, moratorium and other laws affecting creditors’ rights generally and as such enforcement may be limited by the availability of specific performance and the application of equitable principles.

(ii)                                  Except for the consents required from Purchaser’s commercial lenders set forth on Schedule 6(a)(ii), which consents Purchaser expects to receive prior to Closing, the execution and delivery by Purchaser of this Agreement does not, and the consummation by Purchaser of the transactions contemplated hereby does not (A) result in a breach of any of the provisions of, (B) constitute a default under, (C) result in a violation of, (D) give any third party the right to terminate or to accelerate any obligation under, or (E) require any authorization, consent, approval, exemption or other action by or notice to any court or other governmental body, under any provision of the articles of incorporation or bylaws or other organizational or governing documents of Purchaser, or any indenture, mortgage, loan agreement or material lease or any other material agreement or instrument to which Purchaser is a party or by which Purchaser or its assets are bound, or any material judgment, order or decree applicable to Purchaser or its assets or any statute, law, ordinance, rule or regulation applicable to Purchaser or its assets.

(b)         Actions and Proceedings, etc.  There are no (i) outstanding judgments, orders, writs, injunctions or decrees of any court, governmental agency or arbitration tribunal against Purchaser or any of its Affiliates which would have an adverse effect on Purchaser’s performance under this Agreement or the ability of Purchaser to timely consummate the transactions contemplated hereby or (ii) actions, suits, claims or legal, administrative or arbitration proceedings or investigations pending or, to the knowledge of Purchaser, threatened against Purchaser, which would have an adverse effect on Purchaser, Purchaser’s performance under this Agreement or the ability of Purchaser to timely consummate the transactions contemplated hereby.

(c)          Solvency.  Immediately after giving effect to the transactions contemplated hereby, Purchaser shall be able to pay its debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities).  Immediately after giving effect to the transactions contemplated hereby, Purchaser shall have adequate capital to carry on the Business.  No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of Seller or Purchaser.

(d)         No Brokers.  Purchaser has not used a broker or finder in connection with the transactions contemplated by this Agreement, and there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement by or on behalf of Purchaser.

(e)          Disclosure.  No representation or warranty or other statement made by Purchaser in this Agreement or the schedules or exhibits hereto contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

7.               Covenants of Purchaser.  Purchaser covenants as follows:

(a)          Confidentiality.  Purchaser acknowledges that all information provided or made available to any of it and its Affiliates, employees, agents and representatives by Seller and its Affiliates, employees, agents and representatives (“Confidential Information”) is subject to the terms of a confidentiality agreement dated as of October 7, 2010 between or on behalf of Seller and Purchaser or one or more of their respective Affiliates or other beneficial owners (the “Confidentiality Agreement”), the terms of which are hereby incorporated herein by reference.  Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate; provided, however, that Purchaser acknowledges and agrees that the Confidentiality Agreement shall terminate only with respect to Confidential Information that relates solely to the Business, the Transferred Assets and the Assumed Liabilities; and provided further, however, that Purchaser acknowledges and agrees that any and all Confidential Information provided or made available to any of it and its Affiliates, employees, agents and representatives by or on behalf of Seller (other than information relating solely to the Business, the Transferred Assets and the Assumed Liabilities) shall remain subject to the terms and conditions of the Confidentiality Agreement after the Closing Date, and that the Confidentiality Agreement shall remain in full force and effect from and after the Closing Date with respect thereto.

(b)         Substitution of Guarantor.

(i)                                     To the extent Seller or any of its Affiliates serve as guarantor with respect to any portion of the Business and such guarantees are not terminated by the Closing, Purchaser shall use commercially reasonable efforts to substitute itself or one of its Affiliates (if it has any) as guarantor or to otherwise terminate the guarantee.  Seller shall have no obligation to continue to serve as, or to cause its Affiliates to continue to serve as, guarantor with respect to any aspect of the Business after Closing.

(ii)                                  With respect to that certain Lease dated February 20, 2008 between Meadows Office, L.L.C. and Seller, as amended, covering the premises located in the building located at 201 Route 17 North, Rutherford, New Jersey, which lease is being transferred to Purchaser hereunder, and the Guaranty entered into by Parent as guarantor thereunder (“Guarantor”) dated March 8, 2010, until such time as Purchaser substitutes itself as guarantor under the Guaranty or Guarantor’s guaranty thereunder terminates, Purchaser hereby guaranties, unconditionally and absolutely to Seller and Guarantor, its successor and assigns the full and faithful keeping, performance and observance of all the covenants, agreements, terms, provisions and conditions of the lease provided to be kept, performed and observed by Purchaser (expressly including, without being limited to, the payment as and when due the rent payable under the lease) and payment of any and all other damages for which tenant shall be liable by reason of any act or omission contrary to any of said covenants, agreements, terms, provisions or conditions.  Purchaser shall use its commercially reasonable efforts to substitute itself or one of its Affiliates (if it has any) as guarantor or to otherwise terminate the guaranty obligation with respect to such  lease, provided that in no event shall Purchaser or any Affiliate be obligated to terminate the lease, post bond or additional security deposit, advance pay rent or make similar accommodation in order to obtain the release of such guaranty.  Until Guarantor’s guaranty thereunder is terminated, Purchaser agrees and covenants with Seller that Purchaser shall perform the obligations under Guarantor’s guarantee as if it were named guarantor therein for benefit of Guarantor, and shall indemnify Guarantor in full for any obligations or Losses suffered by Guarantor under the Guaranty or lease after the Closing.  The provisions of this Section shall apply only if such lease is in fact assigned to and assumed by Purchaser at Closing.  Notwithstanding the foregoing, in no event shall Purchaser extend the effective term of the Guaranty by extending the underlying lease.

8.               Mutual Covenants.  Seller and Purchaser covenant and agree as follows:

(a)          Consents.

(i)                                     The Parties acknowledge that certain consents to the transactions contemplated by this Agreement may be required from parties to the Transferred Contracts or the purchase orders and such consents have not been obtained and may not be obtained.  Neither Party shall have any liability whatsoever to the other Party (and no Party shall not be entitled to assert any claims against the other Party) arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default, acceleration or termination of any Contract or Purchase Order or loss of right under any Contract or Purchase Order as a result thereof.  The Parties further agree that no representation, warranty or covenant of the other Party contained herein shall be breached or deemed breached and no condition of either Party shall be deemed not to be satisfied as a result of (A) the failure to obtain any consent or as a result of any such default, acceleration or termination or loss of right or (B) any lawsuit, action, claim, proceeding or investigation commenced or threatened by or on behalf of any Persons arising out of or relating to the failure to obtain any consent or any such default, acceleration or termination or loss of right.  Upon written request prior to the Closing, each Party shall cooperate with the other Party in any reasonable manner in connection with obtaining any such consents; provided that such cooperation shall not include any requirement to commence any litigation or arbitration proceeding or offer or grant any accommodation (financial or otherwise) to any third party.

(ii)                                  To the extent that pursuant to Section 1(h) and Section 8(a)(i), any Transferred Contract is not assigned to Purchaser at Closing because an authorization, approval, consent or waiver is required and the same has not been obtained (“Nontransferable Transferred Contracts”), then in addition to the provisions of Section 1(h) and Section 8(a)(i), Seller will use its reasonable best efforts to provide Purchaser with the rights and benefits of the Nontransferable Transferred Contracts for the term of the same, and, to the extent that the same by their nature can be performed by any party other than Seller, Purchaser shall perform the obligations of Seller thereunder (such obligation of Purchaser to perform is referred to as “Purchaser’s Performance Obligation”).  With respect to any such Nontransferable Transferred Contracts which provides for payments to Seller, Seller shall remit to Purchaser promptly, but in any event within fifteen (15) calendar days of receipt of the same, all payments received by Seller, net only of sales, use, VAT or similar taxes that Seller is required to pay-over to a taxing authority out of such payments.  Seller shall not amend or modify any such Nontransferable Transferred Contracts without the consent of Purchaser, which consent shall not be unreasonably withheld.  At Purchaser’s direction and under Purchaser’s supervision and control, Seller shall take such steps as Purchaser may reasonably direct to enforce, amend, modify, give waivers under, or terminate (to the extent allowed under the applicable Contract and only to the extent there is no cost or fee payable by Seller or its Affiliates pursuant to, or penalties or resulting claim for breach associated with, such termination) or elect not to renew, any such Nontransferable Transferred Contracts.  If, to the extent any such Nontransferable Transferred Contracts may be terminated or is up for renewal, Seller shall not terminate or fail to renew (or elect not to renew) any such Nontransferable Transferred Contracts if requested by Purchaser and if Purchaser has been in compliance with the terms of this Section 8(a) in all material respects with respect to such Nontransferable Transferred Contract.

(iii)                               Purchaser shall indemnify Seller in full for any breach of the Nontransferable Transferred Contracts for any Losses (as defined in Section 9(a) herein) it may incur due to Purchaser’s failure to comply with Purchaser’s Performance Obligation.  Seller shall indemnify Purchaser in full for any Losses it may incur (other than for the cost and expense of providing services or use of assets required for compliance with or performance under) with respect to its provision of services or use of assets thereby.  Unless a Nontransferrable Transferred Contract is otherwise terminated, Seller shall continue to be party to the Nontransferrable Transferred Contracts pursuant to its terms in trust for the benefit of Purchaser in accordance with the foregoing, with the intent of transferring the Nontransferrable Transferred Contracts to Purchaser or otherwise until said contracts terminate upon their terms.  Each of Purchaser and Seller shall provide each other with copies of any correspondence relating to Nontransferrable Transferred Contracts promptly after receipt thereof, and shall otherwise keep each other informed about any material developments with respect to said contracts.

(b)         Publicity.  Seller and Purchaser agree that, from the date hereof through the Closing Date, without the written consent of the other Party, no Party shall issue any release, announcement or statement concerning the transactions contemplated hereby. On and after the Closing Date, Seller and Purchaser shall each have the right to issue any release, announcement or statement concerning the transactions contemplated hereby, subject to the other Party having an opportunity to review such release, announcement or statement and taking into consideration any reasonable comments from the other Party.  Seller and Purchaser agree to keep the terms of this Agreement confidential, except to the extent required by applicable law or for financial reporting purposes and except that the parties may disclose such terms to their respective accountants and other representatives as necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons agree to or are bound by contract to keep the terms of this Agreement confidential).

(c)          Best Efforts.  Subject to the terms of this Agreement (including the limitations set forth in Section 8(a)), each Party shall use its best efforts to cause the Closing to occur.

(d)         Regulatory Act Compliance.  Purchaser and Seller shall each file or cause to be filed, promptly (but in any event within three Business Days) after the date of this Agreement, any notifications or the like required to be filed under the laws of any applicable jurisdiction with respect to the transactions contemplated hereby; provided, however, that any notifications or filings required to be filed by Seller or its Affiliates such as stock exchange notifications or the like which are not required to consummate the transactions contemplated hereby and may be filed after Closing may be filed within the applicable time therefor.

(e)          Sales and Transfer Taxes, etc.  All sales, use, transfer, real property transfer, mortgage recording, stamp duty, value-added or similar Taxes, fees or expenses payable in connection with the sale and transfer of the Assets and any stamp, duty or other Tax chargeable in respect of any instrument transferring property that may be imposed as a result of the sale and transfer of the Assets or Assumed Liabilities together with any and all penalties, interest and additions to Tax with respect thereto shall be borne by Purchaser, except that Seller shall reimburse Purchaser for fifty percent (50%) of such Taxes paid by Purchaser up to a maximum amount of US$50,000.  Seller and Purchaser shall cooperate in effecting the foregoing and in timely making all filings, returns, reports and forms as may be required to comply with the provisions of such Tax laws.  Purchaser and Seller shall also cooperate in providing each other with appropriate resale exemption certifications and other similar Tax and fee documentation.

(f)            Employees.

(i)                                     At least five (5) Business Days prior to the Closing Date, Purchaser shall offer to employ, effective on the Closing Date, those employees of Seller who are listed on Schedule 8(f) hereto, with such salary or wages, bonus opportunity, and other benefits, that are substantially as favorable to the employees in the aggregate, as those provided by Seller immediately prior to the Closing Date, as such information is set forth on such Schedule 8(f); provided, however, that Purchaser shall require each such employee, as a condition to the offer, to confirm to Seller and Purchaser that no obligations with respect to severance liabilities relating to the transfer shall exist.  The Parties shall use their reasonable commercial efforts to effect the transfer of the employees immediately upon the Closing Date such that Seller shall not be obligated to employ or terminate the employment of such employees after the Closing Date.  Seller makes no representation as to whether such employees will accept employment with Purchaser.  Schedule 8(f) sets forth for each such employee his or her title, base salary, target bonus and other incentives.  Seller has heretofore provided to Purchaser or made available for inspection by Purchaser true and complete copies or summaries of the retirement and welfare benefit plans, severance, bonus, incentives and other executive compensation plans and vacation policy (the “Benefit Plans”) in effect with respect to such employees.  Each employee, whether or not listed on Schedule 8(f) hereto, who accepts Purchaser’s offer of employment shall be referred to herein as a “Transferred Employee”.  For purposes of this Agreement, the employment of any Transferred Employee shall commence effective as of immediately after the Closing.

(ii)                                  With respect to each Transferred Employee:

(A)      Purchaser shall waive pre-existing condition requirements, evidence of insurability provisions, waiting period requirements or any similar provisions under any employee benefit plan or compensation arrangements maintained or sponsored by or contributed to by Purchaser for such Transferred Employees after the Closing Date.

(B)        Purchaser shall apply toward any deductible requirements and out-of-pocket maximum limits under its employee welfare benefit plans any deductibles or co-insurance paid by each Transferred Employee under Seller’s welfare benefit plans during the current plan year.

(C)        Seller’s medical plans shall be responsible for expenses covered by Seller’s medical plans; provided that such expenses were incurred prior to the Closing Date.  Purchaser’s medical plans shall be responsible for expenses covered by Purchaser’s medical plans; provided that such expenses were incurred after the Closing Date.

(D)       With respect to its employee benefit plans, programs and policies, Purchaser shall recognize for purposes of participation, eligibility and vesting (but not for purposes of benefit accrual under any defined benefit plans) the service of any Transferred Employee with Seller or its Affiliates prior to the Closing Date, if such plans by their terms permit such recognition of prior service.

(E)         Purchaser shall promptly (but in any event within ten Business Days after Seller’s request) reimburse Seller for the payment of severance obligations to employees to whom Purchaser does not make offers of employment, in the amounts set forth on Schedule 8(f)(ii)(E).

(iii)                               Purchaser represents and warrants that it does not currently contemplate a plant closing or mass lay-off of Transferred Employees, or any terminations that in the aggregate would constitute a mass lay-off of Transferred Employees within one year following the Closing Date.  Purchaser shall indemnify and defend Seller and hold it harmless from and against any Losses which may be incurred or suffered by Seller under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101, et seq., or any similar state law arising out of, or relating to, any actions taken by Purchaser on or after the Closing Date.

(iv)                              Purchaser shall be responsible for providing continuation coverage pursuant to Section 4980B and the regulations thereunder to Transferred Employees and each such other “M&A qualified beneficiary” (as such term is defined under Treasury Regulation Section 54.4980B-9).

(g)         Accounts Receivable.  Seller shall promptly forward or cause to be forwarded to Purchaser any and all proceeds from accounts receivable relating to the Business that are received by Seller or its Affiliates on or after the Closing Date.

(h)         Responsibility for Tax Returns and Taxes.

(i)                                     Seller will be responsible for the preparation and filing of all Tax Returns of Seller (including Tax Returns required to be filed after the Closing Date) to the extent such Tax Returns include or relate to Seller’s operation of the Business or Seller’s use or ownership of the Assets with respect to any taxable periods (or any portion thereof) ending on or before the Closing Date (a “Pre-Closing Period”).  Seller’s Tax Returns to the extent they relate to the Business or Assets shall be true, complete and correct and prepared in accordance with applicable Law in all respects.  Seller will be responsible for and make all payments of Taxes shown to be due on such Tax Returns to the extent they relate to the Assets or the Business with respect to any Pre-Closing Period (or any portion thereof) other than Taxes arising out of the ordinary course of the Business on the Closing Date as a result of actions taken by or at the request of Purchaser.

(ii)                                  Purchaser will be responsible for the preparation and filing of all Tax Returns it is required to file with respect to Purchaser’s ownership or use of the Assets or its operation of the Business attributable to taxable periods (or portions thereof) commencing after the Closing Date (the “Post-Closing Period”). Purchaser’s Tax Returns to the extent they relate to the Business or Assets shall be true, complete and correct and prepared in accordance with applicable law in all respects.  Purchaser will be responsible for and make all payments of Taxes shown to be due on such Tax Returns to the extent they relate to the Assets or the Business with respect to any Post-Closing Period (or portions thereof) and for any Taxes that are not in the ordinary course of the Business which arise on the Closing Date as a result of actions taken by or at the request of Purchaser .

(iii)                               Any Tax refund (including interest with respect thereto) relating to Seller or the Business for any taxable period prior to the Closing Date shall be the property of Seller, and if received by Purchaser shall be paid promptly to Seller (subject to proration of certain Taxes set forth in Section 1(h) hereof).

(iv)                              Purchaser and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Assets, including, without limitation, access to such books and records, as is reasonably necessary for the filing of all Tax Returns by Purchaser or Seller, the making of any election relating to Taxes, the preparation for any audit with respect to Taxes, and the prosecution or defense of any claim, suit or proceeding relating to any Tax.  Each of Purchaser and Seller shall retain all books and records with respect to Taxes pertaining to the Assets until the expiration of the statute of limitations period (including, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any governmental entity.  At the end of the period, each Party shall provide the other with at least thirty (30) days prior written notice before transferring, destroying or discarding any such books and records, during which period the Party receiving such notice can elect to take possession, at its own expense, of such books and records.  Purchaser and Seller shall cooperate fully with each other in the conduct of any audit, litigation or other proceeding relating to Taxes involving the Assets, provided that Seller or Purchaser, as appropriate, shall reimburse Purchaser or Seller for reasonable costs associated with its cooperation.

(i)             Seller Services.  For the period of three years after the Closing Date, Purchaser shall utilize Seller or such Affiliate of Seller as Seller shall designate as the exclusive provider of all offshore services utilized by Purchaser or any of their Affiliates for purposes of providing Covered Services to customers transferred to Purchaser pursuant to this Agreement. Fees for such services to be provided by Seller or its Affiliate shall be at the existing rates and pursuant to the existing agreements providing for offshore business process outsourcing and development services by and between Seller and HCL Technologies Limited.  Seller shall assign to Purchaser, and Purchaser shall assume, such agreements effective upon the Closing Date pursuant to an assignment and exclusivity agreement providing for such assignment and the exclusivity provisions noted herein (including an extension of any applicable term to a period of at least three years after the Closing Date).  In addition, Purchaser and Seller shall negotiate in good faith towards the entry of mutually agreeable partner and subcontractor agreements with future business potential for both parties.

(j)             Post-Closing Cooperation.  The Parties hereto will cooperate with each other to obtain as promptly as possible all consents, authorizations, orders or approvals of any third party, whether private or governmental, required in connection with the transactions contemplated by this Agreement.  The Parties hereto will coordinate and cooperate with one another in exchanging such information and reasonable assistance as the other may request in connection with all of the foregoing.

9.               Indemnification.

(a)          Indemnification by Seller.  From and after the Closing (but subject to the provisions of this Section 9), Seller shall indemnify Purchaser and hold it harmless from any and all liability, loss, damage, claim, expense, cost fine, fee, penalty, obligation or injury including those resulting from any and all actions, suits, proceedings, demands, assessments or judgments, together with reasonable costs and expenses including reasonable attorneys fees and other legal fees and expenses (“Losses”) suffered or incurred by Purchaser to the extent resulting from (i) any breach of any representation or warranty of Seller contained in this Agreement, (ii) any breach of any covenant of Seller contained in this Agreement, (iii) any failure by Seller to transfer to Purchaser a sufficient number of licenses to operate the Business in substantially the same manner as being operated immediately prior to Closing under the various third party licenses transferred to Purchaser by Seller as part of the Transferred Contracts, which failure is independently determined by a licensor third party vendor in Purchaser’s ordinary course dealings with the vendor as part of incorporating the Business as acquired or otherwise, (iv) any failure by Seller to have removed those certain liens (Nos. V3572D254 and V3522D879) over BillTamer: user’s manual (registration numbers TXu 914247) and BillTamer: version 2.0 (TX 5021507) or effected the registration of the BillTamer: user’s manual (TXu000914247) and BillTamer: version 2.0 (TX0005021507) copyrights in the name of Seller or (v) any Excluded Liability; provided that except with respect to Sections 9(a)(iii) and (iv), Seller shall not have any liability under this Section 9, and no claims by Purchaser shall be so asserted, unless and until the aggregate amount of Losses for which Seller would, but for this proviso, be liable exceeds on a cumulative basis an amount equal to US$40,000, and then only to the extent of any such excess over US$20,000, such that Seller would be liable for Losses in excess of the first $20,000 of deductible once Losses total $40,000.  Notwithstanding anything to the contrary herein, Seller’s aggregate liability (i) under Sections 9(a)(i) and 9(a)(ii), excluding any Losses claimed under Section 9(a)(iii), shall in no event exceed an amount equal to twenty five percent (25%) of the sum of the Closing Cash Purchase Price plus the Earnout Amount, and shall only be recoverable out of any payments to be made from the Year One Revenue Payment or Year Two Revenue Payment, (ii) under Section 9(a)(iii) shall in no event exceed an amount equal to $200,000, and shall only be recoverable from, any payments to be made from the Year One Revenue Payment or Year Two Revenue Payment and (iii) under Section 9(a)(iv), when combined with any Losses claimed under Sections 9(a)(i) and 9(a)(ii), shall in no event exceed an amount equal to the sum of (x) twenty five percent (25%) of the sum of the Closing Cash Purchase Price plus the Earnout Amount plus (y) an additional twenty five percent (25%) of the Earnout Amount, and shall only be recoverable from, any payments to be made from the Year One Revenue Payment or Year Two Revenue Payment.  The Year One Revenue Payment and Year Two Revenue Payment shall be the sole and exclusive remedy under this Agreement for Seller’s indemnification obligations under this Agreement except in the case of fraud, and no amounts shall be payable by Purchaser separate from such amounts.  Purchaser agrees that in the event of any breach giving rise to an indemnification obligation of Seller hereunder, Purchaser shall take and cause its Affiliates to take, or cooperate with Seller, if so requested by Seller, in order to take, all reasonable measures to mitigate the consequences of the related breach.

(b)         Indemnification by Purchaser.  Purchaser shall indemnify Seller against and hold it harmless from any Losses suffered or incurred by Seller to the extent resulting from (i) any breach of any representation or warranty of Purchaser contained in this Agreement, (ii) any breach of any covenant of Purchaser contained in this Agreement or (iii) any failure of Purchaser to pay, discharge or perform, or otherwise comply with, any of the Assumed Liabilities.

(c)          Exclusive Remedy.  Each of Purchaser and Seller acknowledge and agree that, from and after the Closing, its sole and exclusive remedy with respect to any and all claims relating to the subject matter of this Agreement and the other agreements, documents and instruments contemplated hereby, and the transactions contemplated hereby and thereby, shall be pursuant to the indemnification provisions set forth in this Section 9.  In furtherance of the foregoing, Purchaser and Seller hereby waive, from and after the Closing, any and all rights, claims and causes of action it may have against the other, whether known or unknown and whether accrued or unaccrued, relating to the subject matter of this Agreement and the other agreements contemplated hereby arising under or based upon any federal, state, local or foreign statute, law, ordinance, rule or regulation or otherwise.

(d)         Certain Additional Matters.

(i)                                     The amount of any and all Losses under this Section 9 shall be determined net of any amounts actually recovered by the Indemnified Party under or pursuant to any insurance policy, indemnity, reimbursement arrangement or contract with respect to such Losses or pursuant to or under which such Indemnified Party or its Affiliates has rights.

(ii)                                  In no event shall any Party be entitled to recover or make a claim for any amounts in respect of, and in no event shall Losses be deemed to include consequential, incidental, indirect or special damages or Losses (other than any such damages or Losses that are a reasonably foreseeable and probable result of any breach giving rise to indemnity without regard to special circumstances, other than special circumstances existing with respect to the Business as it has been operated by Sellers; provided, however, that no loss of additional or incremental business opportunity with a former, current or prospective customer shall be deemed a Loss), , lost profits or punitive damages and, in particular, no “multiple of profits” or “multiple of cash flow” or similar valuation methodology shall be used in calculating the amount of any Losses.

(iii)                               Any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes.

(e)          Termination of Indemnification. The obligations to indemnify and hold harmless a Party hereto in respect of a breach of representation or warranty or covenant shall terminate when the applicable representation or warranty or covenant terminates pursuant to Section 11(d); provided that such obligations to indemnify and hold harmless with respect to Losses arising prior to expiration of the applicable period shall not terminate with respect to any item as to which the Party to be indemnified shall have, prior to the expiration of the applicable period, previously made a claim by delivering a written notice (stating in reasonable detail the nature of, and factual and legal basis for, any such claim for indemnification, and the provisions of this Agreement upon which such claim for indemnification is made) to the Indemnifying Party.

(f)            Procedures Relating to Indemnification for Third Party Claims.

(i)                                     In order for a Party (the “Indemnified Party”) to be entitled to any indemnification provided for under this Agreement in respect of a claim or demand made by any Person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party must notify the Indemnifying Party (the “Indemnifying Party”) in writing, and in reasonable detail, of the Third Party Claim as promptly as reasonably possible after receipt by such Indemnified Party of notice of the Third Party Claim (stating in reasonable detail the nature of, and factual and legal basis for, any such claim for indemnification, and the provisions of this Agreement upon which such claim for indemnification is made); provided that failure to give such notification on a timely basis shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure.  Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within ten (10) calendar days after the Indemnified Party’s receipt thereof, copies of all notices, correspondence and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim.

(ii)                                  If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party.  Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses incurred by the Indemnified Party in connection with the defense thereof.  If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood, however, that the Indemnifying Party shall control such defense.  If the Indemnifying Party chooses to defend any Third Party Claim, all the parties hereto shall cooperate in the defense or prosecution of such Third Party Claim.  Such cooperation shall include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Whether or not an Indemnifying Party shall have assumed the defense of a Third Party Claim, neither the Indemnified Party nor any of its Affiliates shall admit any liability with respect to, or settle, compromise or discharge, any Third Party Claim without the Indemnifying Party’s prior written consent.

(g)         Procedures Relating to Indemnification Other Than Third Party Claims.  In the event that any Party incurs or suffers any Losses with respect to which indemnification may be sought by such Party pursuant to Section 9 hereof (other than in respect of third Party claims), the Indemnified Party must assert the claim by written notice (the “Claim Notice”) to the Indemnifying Party stating the nature and basis of the claim in reasonable detail based on the information available to the Indemnified Party.  The Indemnifying Party to whom a Claim Notice is given shall respond to any Indemnified Party that has given the Claim Notice (a “Claim Response”) within 30 days after the date that the Claims Notice is given.  Any Claim Response shall specify whether or not the Indemnifying Party given the Claim Response disputes the claim described in the Claims Notice.  If an Indemnifying Party shall be obligated to indemnify a Indemnified Party hereunder, the Indemnifying Party shall pay to such Indemnified Party the amount to which such Indemnified Party shall be entitled within 30 days after the later of (i) the Indemnified Party’s agreement with the Claims Notice, including the amounts due thereunder, (ii) the final determination by an arbitrator in accordance with Section 11(p) of the Indemnifying Party’s obligation to indemnify the Indemnified Party with respect to such claim and the amount due thereunder, or (iii) in the event of either (i) or (ii), if the Claims Notice relates to Losses that have not been liquidated at such time, the date on which all or any part of such Losses shall have become liquidated and determined.  If any Indemnifying Party fails to pay all or any part of any indemnification obligation on or before the date due and owing pursuant to the preceding sentence, then the Indemnifying Party shall also be obligated to pay to the Indemnified Party interest on the unpaid amount for each day during which the obligation remains unpaid at a rate per annum equal to the rate of interest charged by Citibank, N.A. as its prime or base rate for commercial loans, calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

10.         Termination.

(a)          Termination.  Anything contained herein to the contrary notwithstanding, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing Date:

(i)                                     by the mutual written consent of Seller and Purchaser;

(ii)                                  by Purchaser, if there has been a material breach by Seller of any covenant, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Purchaser at the Closing and such breach has not been waived by Purchaser, or cured by Seller within twenty days after written notice thereof from Purchaser;

(iii)                               by Seller, if there has been a material breach by Purchaser of any covenant, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Seller at the Closing and such breach has not been waived by Seller, or cured by Purchaser within twenty days after written notice thereof from Seller; or

(iv)                              by either Party at its sole discretion if any governmental agency or body or third Party shall institute any suit or action challenging the validity or legality, or seeking to restrain the consummation of, the transactions contemplated by this Agreement; or

(v)                                 by Purchaser or Seller if the transactions contemplated hereby have not been consummated prior to 60 calendar days after the date hereof; provided that (A) Purchaser shall not be entitled to terminate this Agreement pursuant to this clause (vi) if Purchaser’s knowing or willful breach of this Agreement has prevented the consummation of the transactions contemplated hereby (including the failure to deliver the Closing Cash Purchase Price) and (B) Seller shall not be entitled to terminate this Agreement pursuant to this clause (vi) if Seller’s knowing or willful breach of this Agreement has prevented the consummation of the transactions contemplated hereby.

(b)         Return of Documents and Confidential Information.  In the event of termination by Seller or Purchaser pursuant to this Section 10, written notice thereof shall forthwith be given to the other Party and the transactions contemplated by this Agreement shall be terminated, without further action by any Party.  If the transactions contemplated by this Agreement are terminated as provided herein, (i) Purchaser shall return all documents and copies and other materials received from or on behalf of Seller relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to Seller, and (ii) all Confidential Information shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

(c)          Effect of Termination.  In the event of any termination of this Agreement by Purchaser or Seller as provided above, this Agreement shall forthwith become void and of no further force and effect (except for the provisions of Section 7(a) (Confidentiality), Section 8(b) (Publicity), Section 11(e) (Expenses), Section 11(o) (Governing Law) and Section 11(p) (Dispute Resolution) and this Section 10), and there shall be no liability or obligation on the part of Purchaser or Seller to any other Party hereto except for any knowing and willful breaches of this Agreement prior to the time of such termination.  Nothing in this Section 10 shall be deemed to impair the right of any Party to compel specific performance by another Party of its obligations under this Agreement.

11.         Miscellaneous.

(a)          Assignment.  Except as set forth below, this Agreement and any rights and obligations hereunder shall not be assignable or transferable by any Party (including by operation of law in connection with a merger or sale of stock, or sale of substantially all the assets, of Purchaser or otherwise) without the prior written consent of the other Party, and any purported assignment without such consent shall be void and without effect; provided, however, that either Party may assign this Agreement to any of its Affiliates without the written consent of the other Party.

(b)         No Third-Party Beneficiaries.  This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein express or implied shall give or be construed to give to any Person, other than the parties hereto and such permitted assigns, any legal or equitable rights hereunder.

(c)          Further Assurances.  From time to time, as and when requested by any Party hereto, any other Party hereto shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions (subject to any limitations set forth in this Agreement), as such other Party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement.  Each Party shall reimburse the other Party for reasonable out-of-pocket costs and expenses incurred pursuant to this Section 11(c).

(d)         Survival.  The representations and warranties of the parties in this Agreement and in any other document delivered in connection herewith shall survive the Closing solely for purposes of Section 9(a) and Section 9(b) and shall terminate twenty-four (24) months after the date hereof (the “Termination Date”).  Notwithstanding any other provision of this Agreement, it is the intention of the parties hereto that the foregoing survival period and Termination Date supersede any applicable statute of limitations applicable to such representations and warranties.

(e)          Expenses.  Whether or not the transactions contemplated hereby are consummated, and except as otherwise specifically provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs or expenses.

(f)            Amendment and Waiver.  This Agreement may be amended or any provision of this Agreement may be waived; provided that any amendment or waiver shall be binding only if such amendment or waiver is set forth in a writing executed by the Party against whom enforcement is sought.  No course of dealing between or among any Persons having any interest in this Agreement shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.

(g)         Notices.  All notices and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (i) if personally delivered, on the date of delivery, (ii) if delivered by express overnight courier service of national standing (with charges prepaid), on the Business Day following the date of delivery to such courier service, (iii) if sent by facsimile (with confirmation of transmission), on the date of transmission if sent before 5:00 p.m. local time of the recipient Party, and otherwise on the next Business Day, (iv) if deposited in the United States mail, first-class postage prepaid, on the fifth Business Day following the date of such deposit or (v) if by electronic mail, on the date of confirmation of receipt by the recipient.  Notices and communications to the parties shall, unless another address or facsimile number is specified in writing pursuant to the provisions hereof, be sent to the address and facsimile number indicated below:

(A)                              if to Purchaser,

Tangoe, Inc.
35 Executive Blvd
Orange CT, 06477
Attention: Mr. Gary Martino
Facsimile No.: (203) 859-9427
Email: gary.martino@tangoe.com

with a copy to (which shall not constitute notice to the Purchaser),

Shipman & Goodwin LLP
One Constitution Plaza
Hartford, CT 06103

Attention: Thomas P. Flynn, Esq.
Facsimile No.: (860) 251-5311
Email: TFlynn@goodwin.com

(B)                                if to Seller,

HCL Expense Management Services Inc.
c/o HCL Bermuda Limited
41 Cedar Avenue
Hamilton HM12 Bermuda
Attention: Mr. Anil Chanana, Director
Facsimile No.: (91)(120) 252-6907
Email: achanana@hcl.com

with a copy to (which shall not constitute notice to Seller),

DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, CA 94303-2215
Attention: Eric H. Wang, Esq.
Facsimile No.: (650) 687-1205
Email: eric.wang@dlapiper.com

(h)         Interpretation.  The headings and captions contained in this Agreement, in any Exhibit or Schedule hereto, in the table of contents to this Agreement and in Seller Disclosure Schedules are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Any capitalized terms used in any Exhibit or Schedule hereto or in Seller Disclosure Schedule not otherwise defined therein shall have the meanings set forth in this Agreement.  The use of the word “including” herein shall mean “including without limitation.”

(i)             No Strict Construction.  Notwithstanding the fact that this Agreement has been drafted or prepared by one of the parties, the parties hereto confirm that they and their respective counsel have reviewed, negotiated and adopted this Agreement as the joint agreement and understanding of the parties, and the language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any Person.

(j)             Counterparts.  This Agreement may be executed in one or more counterparts (including by means of telecopied or electronically transmitted signature pages), all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other Party.

(k)          Entire Agreement.  This Agreement and the other agreements referred to herein (including the Confidentiality Agreement) contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, whether written or oral, relating to such subject matter.

(l)             Schedules.  Seller Disclosure Schedules and all Schedules hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  The disclosures in Seller Disclosure Schedules shall be deemed to be a disclosure for the purposes of the section or subsection of this Agreement to which it corresponds in number and each other section and subsection of this Agreement to the extent such disclosure is reasonably apparent on the face thereof to be relevant to such other section or subsection.  The inclusion of information in Seller Disclosure Schedules shall not be construed as an admission that such information is material to the Transferred Assets, the Business or Seller.  In addition, matters reflected in Seller Disclosure Schedules are not necessarily limited to matters required by this Agreement to be reflected Seller Disclosure Schedules.  Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature.  Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in Seller Disclosure Schedules is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in the Schedules is or is not material for purposes of this Agreement.  Further, neither the specification of any item or matter in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in Seller Disclosure Schedules is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of setting forth or the inclusion of any such items or matter in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in Seller Disclosure Schedules is or is not in the ordinary course of business for purposes of this Agreement.

(m)       Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be valid and effective under applicable law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

(n)         Bulk Transfer Laws.  Purchaser hereby waives compliance by Seller with the provisions of any so-called bulk transfer laws of any jurisdiction in connection with the sale of the Transferred Assets.

(o)         Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.

(p)         Dispute Resolution; Arbitration.  If no agreement regarding a dispute relating to this Agreement can be reached after good faith negotiation between the Parties, the Parties shall submit such dispute to arbitration pursuant to this Section 11(p), unless the amount of the Damages is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration.  In either such event, the matter shall be settled by arbitration conducted by one arbitrator.  Purchaser and Seller shall agree on the arbitrator, provided that, if Purchaser and Seller cannot agree on such arbitrator, either Purchaser or Seller can request that Judicial Arbitration and Mediation Services (JAMS) select the arbitrator.  The arbitrator shall set a limited time period and establish procedures designed to reduce the cost and time for discovery, while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator, to discover relevant information from the opposing parties about the subject matter of the dispute.  The arbitrator shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including, without limitation, attorneys’ fees and costs, to the same extent as a court of competent law or equity, should the arbitrator determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification.  The decision of the arbitrator shall be written and shall be in accordance with applicable law and with this Agreement.  The decision of the arbitrator as to the validity and amount of any indemnification claim brought hereunder shall be binding and conclusive upon the parties to this Agreement.  Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction.  Any such arbitration shall be held in New York City, New York, under the commercial rules of JAMS then in effect.  Each Party to an arbitration shall pay its own expenses plus fifty percent (50%) of the fees of the arbitrator and of any administrative fee of JAMS.

12.         Certain Definitions.  As used in this Agreement, the following definitions shall apply:

(a)                                  “Affiliate” means any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Party specified.

(b)                                 “Agreement” shall have the meaning set forth in the Preamble.

(c)                                  “Allocation Schedule” shall have the meaning set forth in Section 1(g).

(d)                                 “Applicable Area” means the United States of America.

(e)                                  “Assumed Liabilities” shall have the meaning set forth in Section 1(d).

(f)                                    “Benefit Plans” shall have the meaning set forth in Section 8(f)(i).

(g)                                 “Business” shall have the meaning set forth in the first recital of this Agreement.

(h)                                 “Business Day” shall mean any day other than a Saturday or Sunday in the United States or a day on which banks in California are authorized or obligated by law or executive order to close. Any other reference to a “day” herein shall mean a calendar day.

(i)                                     “Business Intellectual Property” shall have the meaning set forth in Section 4(d)(iii).

(j)                                     “Claim Notice” shall have the meaning set forth in Section 9(g).

(k)                                  “Claim Response” shall have the meaning set forth in Section 9(g).

(l)                                     “Closing” shall have the meaning set forth in Section 2(a).

(m)                               “Closing Cash Purchase Price” shall have the meaning set forth in Section 1(a)(i).

(n)                                 “Closing Date” shall have the meaning set forth in Section 2(a).

(o)                                 “Code” shall have the meaning set forth in Section 1(g).

(p)                                 “Confidential Information” shall have the meaning set forth in Section 7(a).

(q)                                 “Confidentiality Agreement” shall have the meaning set forth in Section 7(a).

(r)                                    “Contract” shall mean any agreement of the Business, whether written or oral.

(s)                                  “Covered Customers” shall mean the current customers of Seller set forth on Schedule 1(a)(i); provided that, where a Covered Customer has multiple divisions that separately obtain Telecommunication Expense Management Services, “Covered Customer” shall not include any division that is not at the time of Closing obtaining services from Seller.

(t)                                    “Covered Services” shall mean TEM Outsource Services, CDR processing/call accounting,  TEM ASP (application software process), mobile provisioning, mobile help desk, and any form of audit services for which a customer pays fixed recurring revenue under an ongoing agreement, in each case, globally (U.S. and non-U.S. worldwide), but excluding mobile expense optimization (other than any relating to audit services for which a customer pays fixed recurring revenue under an ongoing agreement), mobile device management, any form of audit services where a customer does not pay a fixed recurring revenue under an ongoing agreement (including, without limitation, audit services for which a contingent fee is payable) and any services not being offered by Seller immediately prior to Closing.  Notwithstanding the foregoing, where a Covered Customer is receiving wireless management services as of Closing, such wireless management services will continue to be deemed Covered Services for purposes of such Covered Customer.

(u)                                 “Debt”, as applied to any Person, means: (a) indebtedness or liability of such Person for borrowed money; (b) all obligations of such Person evidenced by notes bonds, debentures or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (d) all obligations of such Person for the deferred purchase price of property or services (other than trade payables or accruals in the ordinary course of business); (e) all obligations of such Person as lessee under capital leases; (f) current liabilities of such Person in respect of the present value of unfunded vested benefits under any employee benefit plan; (g) obligations of such Person under letters of credit, bankers acceptances, or comparable arrangements; (h) guaranties, endorsements (other than for trade payables, collection or deposit in the ordinary course of business), and other contingent obligations of such Person otherwise to assure a creditor against loss; (j) all obligations of such Person secured by any Lien on any of such Person’s assets or property, whether or not the obligations have matured, other than Liens for Taxes not yet due and payable, and (k) all obligations of such Person in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements.

(v)                                 “Dispute Date” shall have the meaning set forth in Section 1(f)(ii).

(w)                               “Designated Contacts” shall have the meaning set forth in Section 5(a).

(x)                                   “Earnout Amount” shall mean for the applicable Earnout Year, the sum of the following, without duplication:

(i)                                     fifteen percent (15%) of all revenue recognized by Purchaser or its Affiliates under GAAP from providing to Covered Customers Covered Services in the U.S. , other than Covered Services provided in the U.S. but that relate to non-U.S. telecom spend of a Covered Customer; plus

(ii)                                  fifteen percent (15%) of all revenue recognized by Purchaser or its Affiliates under GAAP from providing to any Covered Customer Covered Services outside the U.S. or related to non-U.S. telecom spend, which, with respect to any new statements of work or Contracts entered into after Closing, shall only be payable so long as such Covered Services are provided pursuant to a definitive statement of work or other Contract entered into prior to the first anniversary of the Closing Date; plus

(iii)                               seven and one-half percent (7.5%) of all revenue recognized by Purchaser or its Affiliates under GAAP from providing to any Covered Customer in the U.S. Covered Services(other than Covered Services provided in the U.S. but that relate to non-U.S. telecom spend of a Covered Customer) which, with respect to any statements of work or

Contracts entered into after Closing, shall only be payable so long as such Covered Services are provided pursuant to a definitive statement of work or other Contract entered into after the first anniversary of the Closing Date but before the second anniversary of the Closing Date; plus

(iv)                              fifteen percent (15%) of all revenue recognized by Purchaser or its Affiliates under GAAP from providing Covered Services to Group 1 Prospective Covered Customers that have signed a definitive statement of work or other Contract for such Covered Services with Purchaser prior to the first anniversary of the Closing Date; plus

(v)                                 fifteen percent (15%) of all revenue recognized by Purchaser or its Affiliates under GAAP from providing Covered Services to Group 2 Prospective Covered Customers that have signed a definitive statement of work or other Contract with Purchaser for such Covered Services within one hundred twenty (120) days after the Closing Date; plus

(vi)                              seven and one-half percent (7.5%) of all revenue recognized by Purchaser or its Affiliates under GAAP from providing Covered Services to Group 2 Prospective Covered Customers that have signed a statement of work or other Contract with Purchaser for such Covered Services between one hundred twenty (120) days and one (1) year after the Closing Date.

For Covered Services provided by Purchaser to Group 3 Prospective Covered Customers, so long as Purchaser reasonably determines that such Covered Services are not replacing current services provided by Purchaser to such Group 3 Prospective Covered Customers, Group 3 Prospective Covered Customers shall be deemed to be, and Covered Services provided to them shall be included in the Earnout Amount as if such customers were, Group 2 Prospective Covered Customers.

(y)                                 “Earnout Year” shall mean either Earnout Year 1 or Earnout Year 2.

(z)                                   “Earnout Year 1” shall mean the period beginning on the day after the Closing Date and ending on, and including, the date that is the one year anniversary of the Closing Date.

(aa)                            “Earnout Year 2” shall mean the period beginning on the day after the one year anniversary of the Closing Date and ending on, and including, the date that is the two year anniversary of the Closing Date.

(bb)                          “Excluded Assets” shall have the meaning set forth in Section 1(c).

(cc)                            “Excluded Liabilities” shall have the meaning set forth in Section 1(e).

(dd)                          “GAAP” means United States generally accepted accounting principles.

(ee)                            “Guarantor” shall have the meaning set forth in Section 7(b).

(ff)                                “Indemnified Party” shall have the meaning set forth in Section 9(f)(i).

(gg)                          “Indemnifying Party” shall have the meaning set forth in Section 9(f)(i).

(hh)                          “Independent Accountant” shall have the meaning set forth in Section 1(a).

(ii)                                  “Intellectual Property” shall mean any or all intellectual property rights of any kind, including any of the following, and all rights in, arising out of, or associated therewith:  (i) all patents, patent applications, and all inventions and discoveries, whether or not patentable, technology, processes and invention disclosures; (ii) all computer software, applications, code and related items; (iii) all copyrights, copyrightable works, copyright registrations, and copyright applications relating to any media (including print, online or electronic); (iv) all trade names, logos, trademarks, and service marks, all registrations and applications therefor, and the goodwill associated therewith; (v) all web sites, website content and domain names (including registrations thereof); and (vi) all know-how, trade secrets, confidential information, customers lists, data, databases and technical information and all rights in, arising out of or associated therewith.

(jj)                                  “knowledge” used in the phrase “to the knowledge of Seller” or similar phrases means, and shall be limited to, the actual knowledge of (i) the executive officers and senior managers of Seller and (ii) the senior managers and/or executive officers of any Affiliate of Seller or the Company to whom any of the Persons in clause (i) report, and in any event, the actual knowledge of the following Person:  Venkat Raghavan.

(kk)                            “Liens” shall mean all claims, liens, charges, pledges, security interests, options, or other encumbrances of any kind.

(ll)                                  “Leased Real Property” means Seller’s leased real properties located at (i) 201 Route 17 North, Rutherford, NJ and (ii) 3655 North Pointe Parkway, Alpharetta, GA.

(mm)                      “Leases” shall have the meaning set forth in Section 4(s).

(nn)                          “Losses” shall have the meaning set forth in Section 9(a).

(oo)                          “Material Adverse Effect” means any circumstance, change, event, effect or occurrence that individually or in the aggregate is, or is reasonably likely to be, materially adverse to the business, operations, assets or liabilities, employee relationships, customer or vendor relationships, condition (financial or otherwise) or operating results of the Business, taken as a whole, except that, in determining whether there has been any such Material Adverse Effect, there shall be excluded any adverse effect (and the consequences thereof) related to or resulting from (i) general business or economic conditions affecting the industry in which the Business operates (ii) national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, except in case of each clause (i) and (ii), to the extent that the change, event, effect or occurrence does not affect the Business in a disproportionate manner when compared to the effect of such state of facts, change, event, effect or occurrence on other Persons in the industry in which the Business operates.

(pp)                          “Nontransferable Transferred Contracts” shall have the meaning set forth in Section 8(a).

(qq)                          “Parent” shall have the meaning set forth in Section 5(e).

(rr)                                “Party” or “Parties” shall have the meaning set forth in the Preamble.

(ss)                            “Permitted Liens” shall have the meaning set forth in Section 4(c).

(tt)                                “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

(uu)                          “Pre-Closing Employee Expenses” shall have the meaning set forth in Section 1(d)(1).

(vv)                          “Pre-Closing Period” shall have the meaning set forth at Section 8(h)(i).

(ww)                      “Post-Closing Period” shall have the meaning set forth at Section 8(h)(ii).

(xx)                              “Prospective Covered Customers” shall mean those entities set forth on Schedule 1(a)(ii) and “Group 1 Prospective Covered Customers,” “Group 2 Prospective Covered Customers” and “Group 3 Prospective Covered Customers” shall mean those customers so designated on Schedule 1(a)(ii).

(yy)                          “Purchase Price” shall have the meaning set forth in Section 1(a).

(zz)                              “Purchaser” shall have the meaning set forth in the Preamble.

(aaa)                      “Purchaser’s Performance Obligation” shall have the meaning set forth in Section 8(a).

(bbb)                   “Related Person” shall mean any officer, director, stockholder, employee or consultant of Seller or any holder of five percent (5%) or more of any class of stock of Seller or any member of the immediate family of any such officer, director, stockholder, employee or consultant or any entity controlled by any of the foregoing.

(ccc)                      “Restricted Business” means the business of providing telecom expense management (TEM) services; provided, however, the foregoing shall not include, and in no way will shall this Agreement restrict, the provision of TEM services by Seller, the Parent or any Affiliate of them so long as such services (i) are either (A) provided only as a portion of a larger service offering and not marketed and provided as a standalone offering or (B) performed on a subcontract basis for the benefit of another TEM service provider or vendor and (ii) do not use any of the Business Intellectual Property.

(ddd)                   “Restricted Period” means a period of three (3) years following Closing.

(eee)                      “Revenue Payment Certificate” shall have the meaning set forth in Section 1(f)(i) of this Agreement.

(fff)                            “Reference Date” means November 30, 2010.

(ggg)                   “Reference Date Balance Sheet” shall have the meaning set forth in Section 4(b).

(hhh)                   “Schedules” means the Schedules delivered by Seller to Purchaser on the date hereof, as amended, supplemented or restated in accordance with Section 11(l) of this Agreement.

(iii)                               “Seller” shall have the meaning set forth in the Preamble.

(jjj)                               “Seller Financial Statements” shall have the meaning set forth in Section 4(b) of this Agreement.

(kkk)                      “Seller Disclosure Schedules” means the Disclosure Schedules delivered by Seller to Purchaser on the date hereof, as amended, supplemented or restated in accordance with Section 11(l) of this Agreement.

(lll)                               “Seller Owned Intellectual Property” shall have the meaning set forth in Section 4(d)(i).

(mmm)             “Seller’s Expenses” shall have the meaning set forth in Section 1(d)(iv).

(nnn)                   “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits taxes, environmental taxes, customs duties, franchise, employees’ income withholding, foreign or domestic withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, value added, alternative or add-on minimum or other tax, fee, assessment or charge of a similar kind imposed by a governmental entity including any interest, penalties or additions to Tax or additional amounts in respect of the foregoing.

(ooo)                   “Tax Return” means any return, declaration, report, claim for refund, or information return or statement filed or required to be filed by Seller with respect to the Business, including any schedules attached thereto and including any amendment thereof.

(ppp)                   “TEM” means Telecom Expense Management.

(qqq)                   “Termination Date” shall have the meaning set forth in Section 11(d).

(rrr)                            “Third Party Claim” shall have the meaning set forth in Section 9(f)(i).

(sss)                      “Transferred Assets” shall have the meaning set forth in Section 1(b).

(ttt)                            “Transferred Contracts” shall have the meaning set forth in Section 1(b)(iv).

(uuu)                   “Transferred Employee” shall have the meaning set forth in Section 8(f)(i).

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

HCL EXPENSE MANAGEMENT SERVICES INC.

By:	/s/ Nalin Mittal
Name: Nalin Mittal
Title: Director

HCL BERMUDA LIMITED (for purposes of the noncompete and nonsolicit obligations set forth in Section 5(e) only)

By:	/s/ Prahlad Bansal
Name: Prahlad Bansal
Title: Director

TANGOE, INC.

By:	/s/ Albert R. Subbloie
Name: Albert R. Subbloie
Title: President & CEO

[Signature Page to Asset Purchase Agreement]

Exhibit A

BILL OF SALE, ASSIGNMENT AND CONVEYANCE

Effective as of January     , 2011

WHEREAS, TANGOE, INC., a Delaware corporation (“Buyer”), and HCL EXPENSE MANAGEMENT SERVICES INC., a New Jersey corporation (“Seller”), have entered into an Asset Purchase Agreement dated as of December 21, 2010 (which, together with the exhibits and schedules thereto, is hereinafter referred to as the “Asset Purchase Agreement”; unless the context otherwise requires, capitalized terms used but not defined herein have the respective meanings ascribed to them in the Asset Purchase Agreement); and

WHEREAS, the Asset Purchase Agreement contemplates and provides for the assignment, transfer and conveyance to Buyer of the Transferred Assets by Seller;

WHEREAS, the Seller is executing this Bill of Sale, Assignment and Conveyance pursuant to Section 3(a)(iii) of the Asset Purchase Agreement for the purpose of evidencing the transfer of the Transferred Assets;

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller does hereby convey, transfer, assign and deliver to Buyer, as of the date first above appearing, all of Seller’s right, title and interest in and to the Transferred Assets, free and clear of all Liens (except for Permitted Liens):

TO HAVE AND TO HOLD unto Buyer, its successors and assigns forever all of the Transferred Assets hereby conveyed, transferred, assigned and delivered.

This Bill of Sale, Assignment and Conveyance, is made, executed and delivered in accordance with and is subject to the representations, warranties and covenants, including all limitations thereon, set forth in the Asset Purchase Agreement.  Nothing contained herein is intended to or shall be construed to modify, alter, amend, expand, interpret, supersede or otherwise change any of the terms, conditions or covenants or any other provision of the Asset Purchase Agreement.

Seller hereby covenants and agrees to execute and deliver to Buyer such other instruments of conveyance, assignment and transfer as Buyer may reasonably request in order more fully to vest in Buyer all and singular the rights and properties hereby conveyed, transferred, assigned and delivered.

This Bill of Sale, Assignment and Conveyance shall be governed by and construed in accordance with the internal laws, as opposed to the rules governing conflicts of laws, of the State of New York.

This Bill of Sale, Assignment and Conveyance shall be binding upon Seller and its successors and assigns.

This Bill of Sale may be executed via facsimile or PDF.

IN WITNESS WHEREOF, Seller has caused this instrument to be signed in its name by its proper and duly authorized corporate officer.

HCL EXPENSE MANAGEMENT
SERVICES INC.

By
Name:
Title:

Exhibit B

ASSUMPTION AGREEMENT

THIS AGREEMENT, made and entered into the          day of January, 2011, by and between HCL EXPENSE MANAGEMENT SERVICES INC., a New Jersey corporation (hereinafter referred to as “Seller”), and TANGOE, INC., a Delaware corporation (hereinafter referred to as “Buyer”).

WHEREAS, Buyer and Seller have entered into a certain Asset Purchase Agreement dated of December 21, 2010 (the “Purchase Agreement”), whereby Seller agreed to sell, assign and transfer to Buyer the Transferred Assets and Buyer is to assume all of Seller’s duties and obligations under the Assumed Liabilities (each as defined in the Purchase Agreement).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1.                                       Buyer hereby assumes all duties, obligations and liabilities of Seller relating to future performance under the Assumed Liabilities and agrees to discharge and perform such duties, obligations and liabilities on the terms and subject to the conditions set forth in the Purchase Agreement.

2.                                       This Assumption Agreement shall be binding upon the parties and their respective heirs, successors and assigns.

Nothing contained herein is intended to or shall be construed to modify, alter, amend, expand, interpret, supersede or otherwise change any of the terms, conditions or covenants or any other provisions of the Purchase Agreement.

IN WITNESS WHEREOF, this Assumption Agreement has been executed as of the date and year first above written.

HCL EXPENSE MANAGEMENT SERVICES INC.

By:
Name:
Title:

TANGOE, INC.

By:
Name:
Title: